Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DANIMER SCIENTIFIC, INC.,

SUNSHINE MERGER CORP.,

NOVOMER, INC.,

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC
As Stockholders’ Representative

July 28, 2021

TABLE OF CONTENTS

Article I THE MERGER		2

1.1.	The Merger.	2

1.2.	General Effects of the Merger.	3

1.3.	Effects of the Merger on Securities of Merging Corporations.	3

1.4.	Working Capital and Cash Adjustments.	6

1.5.	Adjustment Escrow Amount; Indemnity Escrow Amount; Expense Fund.	10

1.6.	Further Action.	10

Article II CLOSING, CLOSING CONDITIONS AND CLOSING PAYMENTS		11

2.1.	The Closing.	11

2.2.	Closing Conditions.	11

2.3.	Payment of Merger Consideration.	15

2.4.	Withholding.	19

2.5.	Tax Consequences.	19

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		19

3.1.	Organization and Authorization of the Company and its Subsidiaries.	19

3.2.	Capitalization of the Company.	20

3.3.	Governmental Consents; No Conflicts.	22

3.4.	Financial Statements; No Undisclosed Liabilities; Indebtedness.	23

3.5.	Absence of Certain Changes.	24

3.6.	Assets.	25

3.7.	Real Property.	25

3.8.	Intellectual Property.	26

3.9.	Information Technology; Data Privacy and Security.	29

3.10.	Material Contracts.	30

3.11.	Permits	32

3.12.	Benefit Plans.	32

3.13.	Employee and Labor Matters.	34

3.14.	Environmental Matters.	36

3.15.	Taxes	38

3.16.	Actions and Orders.	40

3.17.	Compliance with Laws	41

3.18.	[Reserved].	41

3.19.	Accounts Receivable	41

(i)

3.20.	Inventory	41

3.21.	Material Customers and Material Suppliers	41

3.22.	Related Party Transactions.	42

3.23.	Bank Accounts	42

3.24.	Insurance Policies	42

3.25.	Company Stockholder Consent	43

3.26.	Exchange Act	43

3.27.	Brokers	43

3.28.	No Other Representations and Warranties	43

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		43

4.1.	Organization and Authorization	43

4.2.	Governmental Consents; No Conflicts	44

4.3.	Actions	44

4.4.	Merger Sub	44

4.5.	Brokers	45

4.6.	Sufficiency of Funds	45

4.7.	No Other Representations or Warranties	45

Article V CONDUCT OF COMPANY BUSINESS		45

5.1.	Conduct of Company Business.	45

5.2.	Restrictions on Conduct of the Business.	46

Article VI ADDITIONAL AGREEMENTS		50

6.1.	Company Board Recommendation, Stockholder Approval and Stockholder Notice.	50

6.2.	No Solicitation.	52

6.3.	Confidentiality; Public Disclosure.	53

6.4.	Reasonable Efforts.	54

6.5.	Third-Party Consents; Notices.	55

6.6.	Actions.	56

6.7.	Access to Information.	56

6.8.	Closing Spreadsheet.	57

6.9.	Expenses.	58

6.10.	Termination of Benefit Plans.	58

6.11.	Corporate Matters.	58

6.12.	Tax Matters.	58

6.13.	Parachute Payment Waivers.	61

6.14.	280G Stockholder Solicitation.	62

(ii)

6.15.	Director and Officer Indemnification.	62

6.16.	Employee Matters.	63

Article VII TERMINATION		65

7.1.	Termination.	65

7.2.	Effect of Termination.	65

Article VIII POST-CLOSING INDEMNIFICATION		66

8.1.	Survival of Representations and Warranties.	66

8.2.	Indemnification.	67

8.3.	Limitations on Indemnification.	69

8.4.	Indemnification Claim Procedures.	70

8.5.	Third Party Claims.	71

8.6.	Duty to Mitigate.	72

Article IX STOCKHOLDERS’ REPRESENTATIVE		72

9.1.	Appointment and Authority of Stockholders’ Representative.	72

Article X GENERAL PROVISIONS		75

10.1.	Certain Interpretations.	75

10.2.	Notices.	76

10.3.	Amendment.	77

10.4.	Time is of the Essence; Extension and Waiver.	77

10.5.	Assignment.	77

10.6.	Severability.	78

10.7.	Specific Performance and Other Remedies.	78

10.8.	Governing Law.	78

10.9.	Exclusive Jurisdiction; Waiver of Jury Trial.	78

10.10.	Entire Agreement.	79

10.11.	Counterparts.	79

10.12.	Third Party Beneficiaries.	80

10.13.	Attorney-Client Privilege; Continued Representation.	80

(iii)

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annex	Description

Annex A	Certain Defined Terms

Exhibit	Description

Exhibit A	Form of Certificate of Merger

Exhibit B	Form of Support Agreement

Exhibit C	Form of Stockholder Consent

Schedule	Description

Schedule A	Sample Working Capital Statement

Schedule B	Key Employees

Schedule C	Company Stockholders Signing Support Agreements

Schedule D	Intentionally Omitted

Schedule E	GAAP Variances

Schedule F	Certain Indebtedness

Schedule G	Knowledge Individuals

Schedule 2.2(b)(ix)(A)	Required Consents, Waiver and Approvals

Schedule 2.2(b)(ix)(B)	Terminated Agreements

Schedule 4.2(a)	Governmental Consents

Schedule 4.2(b)	No Conflicts

Schedule 6.5(a)	Consents, Waiver and Approvals

Schedule 6.16(c)	Company Employee Option Awards

(iv)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 28, 2021 (the “Agreement Date”), by and among Danimer Scientific, Inc., a Delaware corporation (“Parent”), Sunshine Merger Corp., a Delaware corporation and indirect, wholly-owned subsidiary of Parent (“Merger Sub”), Novomer, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Company Indemnitors (the “Stockholders’ Representative”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

WITNESSETH

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company believe it is fair, advisable and in the best interests of each corporation and its respective stockholders that Parent acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”), in accordance with this Agreement, Delaware Law and, in furtherance thereof, have approved and declared advisable this Agreement, the Merger and the other transactions contemplated herein (collectively, the “Transactions”).

WHEREAS, as a material inducement to Parent and Merger Sub to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement by the parties hereto, each of the Key Employees is executing and delivering to Parent an employment or consulting agreement (the “Key Employee Employment Agreements”), which will be effective only upon the Closing.

WHEREAS, promptly following the execution and delivery of this Agreement, the Company will deliver to Parent and Merger Sub the written consent of the Company Stockholders in substantially the form attached hereto as Exhibit C (such written consent, “Company Stockholder Consent”) representing not less than (a) a majority of the outstanding number of shares of Company Capital Stock (voting together as a single voting class and on an as-converted to Company Common Stock basis), (b) 75% of the Company Preferred Stock, voting together as a single voting class and on an as-converted to Company Common Stock basis, and (c) a majority of the Company Series D Preferred Stock, in each case, outstanding as of the Agreement Date (collectively, the “Company Stockholder Approval”), in favor of this Agreement and the Transactions, including the Merger.

WHEREAS, as a material inducement to Parent and Merger Sub to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement by the parties hereto, the Company Stockholders set forth on Schedule C will have executed and delivered to Parent a Support Agreement, dated as of the date hereof, pursuant to which each such Company Stockholder has irrevocably agreed to, among other things, execute a written consent in favor of approving and adopting this Agreement, the Merger and the Transactions contemplated hereby.

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Merger and the other Transactions.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

Article I
THE MERGER

1.1. The Merger.

(a) The Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Parent and the Company shall cause Merger Sub to be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger and as an indirect, wholly owned subsidiary of Parent. Parent and the Company shall cause the Merger to be consummated and become effective under Delaware Law by filing a Certificate of Merger in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of Delaware Law. The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.” The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

(b) The Surviving Corporation of the Merger.

(i) Certificate of Incorporation and Bylaws.

(A) Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Novomer, Inc.”

(B) Bylaws. The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation as of the Effective Time until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws; provided, however, that at the Effective Time, the name of the Surviving Corporation set forth in the bylaws shall be changed to “Novomer, Inc.”.

(ii) Directors and Officers.

(A) Directors. Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until his or her successor is duly elected and qualified.

(B) Officers. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.2. General Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

1.3. Effects of the Merger on Securities of Merging Corporations.

(a) Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company, the Company Stockholders or any other Person, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall thereupon evidence ownership only of such shares of capital stock of the Surviving Corporation.

(b) Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Company Stockholders or any other Person, solely upon surrender of the Exchange Documents in the manner provided in Section 2.3(d):

(i) each share of Company Series A1 Preferred Stock (other than Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Per Share Series A1 Consideration;

(ii) each share of Company Series A2 Preferred Stock (other than Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Per Share Series A2 Consideration;

(iii) each share of Company Series B Preferred Stock (other than Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Per Share Series B Consideration;

(iv) each share of Company Series C Preferred Stock (other than Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Per Share Series C Consideration;

(v) each share of Company Series D Preferred Stock (other than Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Per Share Series D Consideration;

(vi) each share of Company Common Stock (other than Cancelled Shares and Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Per Share Common Consideration;

(vii) until so surrendered, each Electronic Company Stock Certificate that is outstanding after the Effective Time shall be deemed, for all purposes after the Effective Time, to evidence only the right to receive the consideration payable pursuant to the above Sections 1.3(b)(i)-(vi). For purposes of calculating the aggregate amount of consideration payable to each Company Stockholder pursuant to Sections 1.3(b)(i)-(vi), (A) all shares of the Company Capital Stock held by each such Company Stockholder shall be aggregated and (B) the amount of cash to be paid to each Company Stockholder for their aggregate consideration for all shares of Company Capital Stock held by such Company Stockholder shall be rounded down to the nearest whole cent.

(viii) each share of Company Capital Stock that is issued and outstanding and held by the Company or Parent (or any direct or indirect wholly owned Subsidiary of the Company or Parent) as of immediately prior to the Effective Time (“Cancelled Shares”) shall be cancelled without any consideration paid therefor.

(ix) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time and with respect to which the holder thereof has properly demanded appraisal rights in accordance with Section 262 of Delaware Law, and who has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.3(b)(i)-(vi), but the holder thereof shall only be entitled to such rights as are provided by Delaware Law. Notwithstanding the provisions of this Section 1.3(b)(ix), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.3(b)(i)-(vi), without interest thereon, and subject to the escrow provisions set forth in Section 2.3(b)(ii) and Article VIII and expense provisions in Article IX, upon surrender of the certificate representing such shares. The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of Delaware Law and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law. Prior to the Closing, the Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Prior to the Closing, any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s prior written consent.

(c) Company Options.

(i) Vested Company Options. No Vested Company Options shall be assumed or continued by Parent and the Company in connection with the Merger or the other transactions contemplated hereby. Each Vested Company Option outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive at the Effective Time with respect to each share subject thereto, an amount in cash, without interest, equal to the excess, if any, of the Per Share Common Consideration for each share of Company Common Stock issuable upon the exercise in full of such Company Option over the per share exercise price of such Vested Company Option (such excess amount being hereinafter referred to as the “Vested Company Option Cash Out Amount”). Vested Company Options with a per share exercise price greater than or equal to the Per Share Common Consideration shall be cancelled without consideration. The payment of the Vested Company Option Cash Out Amount to any holder of Vested Company Options shall be paid at such time(s) provided in this Agreement to the Surviving Corporation for further payment to the holders of Employee Company Options through the Surviving Corporation’s payroll processing system net of applicable Tax withholding and deductions, and in respect of Non-Employee Company Options, shall be paid to the Payment Agent for further payment to the Non-Employee Company Option Holders. For purposes of calculating the aggregate amount of consideration payable in respect of each Vested Company Option pursuant to this Section 1.3(c), (x) all shares of Company Common Stock issuable upon the exercise in full of the Vested Company Options held by each holder of Vested Company Options shall be aggregated and (y) the amount of cash to be paid to each such holder of Vested Company Options shall be rounded down to the nearest whole cent.

(ii) Unvested Company Options. No Unvested Company Options shall be assumed or continued by Parent and the Company in connection with the Merger or the other transactions contemplated hereby. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders or recipients of Unvested Company Options, each Unvested Company Option that is outstanding immediately prior to the Effective Time shall be cancelled and extinguished for no consideration and shall cease to exist.

(iii) Necessary Actions. Prior to the Effective Time, and subject to the prior review and approval of Parent, the Company shall take all actions reasonably necessary to effect the transactions anticipated by this Section 1.3(c) under the Plans and any Contract applicable to any Company Option, and delivering evidence reasonably satisfactory to Parent that all necessary determinations by the Company’s Board of Directors (the “Company Board”) or applicable committee of the Company Board to terminate all Company Options in accordance with this Section 1.3(c) have been made.

(d) Company Warrants. Neither Parent nor any of its Affiliates (including the Surviving Corporation) shall assume or otherwise replace a Company Warrant in connection with the Merger or the other Transactions. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company, or the holders of Company Warrants (each such holder as of immediately prior to the Closing, a “Company Warrantholder”), each Company Warrant that is outstanding immediately prior to the Effective Time shall be deemed cancelled and shall convert into the right to receive an amount in cash equal to, in respect of each Company Warrant, the product of (x) the excess, if any, of the Per Share Common Consideration, without interest, over the per share exercise price of such Company Warrant and (y) the number of shares of Company Common Stock into which such Company Warrant is convertible pursuant to the terms of its governing documents, as of immediately prior to the Effective Time, and subject to the withholdings and adjustments set forth in Section 1.4 and Section 1.5 (“Warrant Consideration”). Company Warrants with a per share exercise price greater than or equal to the Per Share Common Consideration (“Out-of-the-Money Warrants”), shall be cancelled without consideration. The payment of the Warrant Consideration to any holder of Company Warrants shall be paid at such time(s) provided in this Agreement to the Payment Agent for further payment to the Company Warrantholders that would receive consideration under this Section 1.3(d). For purposes of calculating the aggregate amount of consideration payable in respect of a Company Warrant pursuant to this Section 1.3(d), (x) all shares of Company Capital Stock issuable upon the exercise in full of the Company Warrants held by each holder of Company Warrants shall be aggregated and (y) the amount of cash to be paid to each such holder of Company Warrants shall be rounded down to the nearest whole cent. The Company shall, promptly after the date hereof and prior to the Closing, take or cause to be taken all actions that are required under any Company Warrant, or are otherwise reasonably necessary or appropriate to cause the Company Warrants to be treated in accordance with this Section 1.3(d).

1.4. Working Capital and Cash Adjustments.

(a) Intentionally Omitted.

(b) Pre-Closing Statements. At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a written statement prepared in accordance with the form of the Sample Working Capital Statement (the “Pre-Closing WC Statement”) setting forth in reasonable detail the Company’s good faith estimate of Closing Working Capital and Closing Working Capital Adjustment (including all components thereof) (such estimates, the “Estimated Closing Working Capital” and “Estimated Closing Working Capital Adjustment,” respectively) (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of (A) Closing Cash (such estimate, the “Estimated Closing Cash”), (B) Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness”), and (C) Closing Third Party Expenses (such estimate, the “Estimated Closing Third Party Expenses”), in each case, accompanied by reasonably detailed back-up documentation for such calculations. The Company shall prepare the Pre-Closing WC Statement in accordance with the Accounting Principles. The Company shall make available to Parent and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Pre-Closing WC Statement and Estimated Closing Statement and reasonable access (on prior notice and during business hours) to the management of the Company as Parent may reasonably request in connection with its review of such statements, and will otherwise cooperate in good faith with Parent’s and its Representatives review of such statements and shall take into consideration in good faith any comments of Parent on the Pre-Closing WC Statement or the Estimated Closing Statement, as applicable. Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Pre-Closing WC Statement or Estimated Closing Statement, as applicable.

(c) Post-Closing WC Statement; Post-Closing General Statement. As promptly as practicable, but in no event later than ninety (90) calendar days after the Closing Date, Parent shall prepare and deliver, or cause to be prepared and delivered, to the Stockholders’ Representative (i), a written statement prepared in accordance with the form of the Sample Working Capital Statement and Pre-Closing WC Statement (the “Post-Closing WC Statement”) setting forth in reasonable detail Parent’s calculations of the Closing Working Capital (including all components thereof) (the “Post-Closing General Statement” and together with the Post-Closing WC Statement, the “Post-Closing Statements, and each a “Post-Closing Statement”) setting forth in reasonable detail Parent’s calculation of Closing Cash, Closing Indebtedness, and Closing Third Party Expenses, and the Post-Closing Adjustment Amount (as defined below), in each case accompanied by reasonably detailed back-up documentation for such calculations. Parent shall prepare such Post-Closing Statement in accordance with the Accounting Principles. If Parent does not deliver a Post-Closing Statement to the Stockholders’ Representative within ninety (90) calendar days after the Closing Date or delivers a Post-Closing Statement accepting all items detailed on the Pre-Closing WC Statement or Estimated Closing Statement, as applicable, such statement (i.e., Pre-Closing WC Statement or Estimated Closing Statement, as applicable) shall be final and binding on the parties hereto and not subject to appeal.

(d) Review of Post-Closing Statements. The Stockholders’ Representative shall have thirty (30) days following its receipt of any Post-Closing Statements (the “Review Period”) to review the Post-Closing Statements. During the Review Period, the Resolutions Period and any additional period until all items in the Dispute Statement are finally resolved as provided in Section 1.4(d), Parent and the Company shall make available to the Stockholders’ Representative and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing each of the Post-Closing Statements and reasonable access (on prior notice and during business hours) to the management of the Company as the Stockholders’ Representative (or its Representatives) may reasonably request in connection with its review of such statements and Parent shall cause the Company to use commercially reasonable efforts to assist the Stockholders’ Representative (or its Representatives) in its review of the Post-Closing Statements. On or before the expiration of the Review Period, the Stockholders’ Representative shall deliver to Parent a written statement accepting or disputing each item set forth on the Post-Closing Statements. In the event that the Stockholders’ Representative disputes an item on a Post-Closing Statement, the Stockholders’ Representative shall deliver to Parent a statement (a “Dispute Statement”) that includes (i) a reasonably detailed itemization of the Stockholders’ Representative’s objections and the reasons therefore, together with reasonably detailed supporting documentation, information and calculations and (ii) the Stockholders’ Representative’s alternative calculation of each disputed item. Any component of a Post-Closing Statement that is not disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal. If the Stockholders’ Representative does not deliver a Dispute Statement to Parent within the Review Period or delivers a statement accepting all items detailed on one or both of the Post-Closing Statements, such Post-Closing Statement shall be final and binding on the parties hereto and not subject to appeal.

(e) Dispute Resolution. If the Stockholders’ Representative delivers a Dispute Statement during the Review Period, Parent and the Stockholders’ Representative shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the thirty (30) calendar days immediately following the Parent’s receipt of the Dispute Statement, or such longer period as Parent and the Stockholders’ Representative may mutually agree in writing (the “Resolution Period”). Any such disputed items that are resolved by Parent and the Stockholders’ Representative during the Resolution Period shall be final and binding on the parties hereto and not subject to appeal. If Parent and the Stockholders’ Representative do not resolve all such disputed items by the end of the Resolution Period, Parent and the Stockholders’ Representative shall submit all items remaining in dispute with respect to the Dispute Statement to Ernst & Young LLPor to a mutually agreed nationally recognized firm with accounting expertise and relevant experiences in resolving similar purchase price adjustment disputes (the “Accounting Firm”) for review and resolution. In the event that Ernst & Young LLP refuses or is otherwise unable to act as the Accounting Firm, the Stockholders’ Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholders’ Representative and Parent, in which event “Accounting Firm” shall mean such firm. The Accounting Firm shall act as an expert and not an arbitrator. The Accounting Firm shall make all calculations in accordance with the Accounting Principles, shall determine only those items remaining in dispute between Parent and the Stockholders’ Representative, and shall not be permitted or authorized to assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. Each of Parent and the Stockholders’ Representative shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise reasonably cooperate with the Accounting Firm, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality and indemnity agreements, provide the Accounting Firm with access to their respective books, records, personnel and representatives and such other information as the Accounting Firm may require in order to render its determination. The Accounting Firm shall be instructed to deliver to Parent and the Stockholders’ Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Parent and the Stockholders’ Representative) of the disputed items within thirty (30) calendar days after receipt of the disputed items, which determination shall be final and binding on the parties hereto and not subject to appeal, absent manifest error or fraud. The fees and expenses of the Accounting Firm shall be borne by the Parent, on the one hand, and the Stockholders’ Representative (first out of the Expense Fund, and only after the Expense Fund is exhausted, then from the Company Indemnitors directly), on the other hand, based on a percentage equal to (x) the portion of the total amounts disputed not awarded to each such party divided by (y) the total amounts disputed. For example, if the Stockholders’ Representative challenges the calculation of the Closing Working Capital by an amount of $100,000, but the Accounting Firm determines that the Stockholders’ Representative has a valid claim for only $60,000, the Stockholders’ Representative will bear (first out of the Expense Fund, and only after the Expense Fund is exhausted, then from the Company Indemnitors directly) forty percent (40%) of the fees and expenses of the Accounting Firm and Parent will bear the other sixty percent (60%) of such fees and expenses. For clarity, except with respect to claims of Fraud, the process set forth in this Section 1.4(d) shall be the exclusive remedy for disputes related to the Closing Working Capital, Closing Working Capital Adjustment, and Closing Cash set forth in the Pre-Closing Statement, the Post-Closing Statements, or the Dispute Statement.

(f) Post-Closing Payments.

(i) If the Post-Closing Adjustment Amount as finally determined pursuant to this Section 1.4 is negative (the absolute value of such negative amount, the “Post-Closing Deficit”), then the Company Indemnitors shall owe Parent the Post-Closing Deficit. Payment of any Post-Closing Deficit shall come, first, by reducing on a dollar-for-dollar basis the Adjustment Escrow Amount by the amount of the Post-Closing Deficit and, to the extent the Adjustment Escrow Amount is insufficient, by reducing on a dollar-for-dollar basis the Indemnity Escrow Amount by the balance of the Post-Closing Deficit, and in each such case the parties shall jointly instruct the Escrow Agent to pay the Post-Closing Deficit in full to Parent out of the Adjustment Escrow Fund and/or Indemnity Escrow Fund. For avoidance of doubt, (1) reduction and payments out of the Adjustment Escrow Fund and the Indemnity Escrow Fund, together, as aforesaid, shall represent the sole and exclusive remedy and recovery of Parent in respect of any Post-Closing Deficit and (2) any recovery of any such Post-Closing Deficit shall not be subject to any of the limitations on indemnification set forth in Section 8.3. If there remains a positive balance to the Adjustment Escrow Amount following the setoff and reduction of the Post-Closing Deficit against such amount, the parties shall jointly instruct the Escrow Agent to pay the balance of the Adjustment Escrow Amount to the (1) Payment Agent for further distribution to the Company Indemnitors who were holders of Company Capital Stock, Vested Company Options which were Non-Employee Company Options and Company Warrants and (2) the Surviving Corporation for further distribution through the Surviving Corporation’s payroll processing system to the Company Indemnitors who were holders of Vested Company Options which were Employee Company Options in accordance with the same procedures set forth in Section 1.4(e)(ii) below.

(ii) If the Post-Closing Adjustment Amount as finally determined pursuant to this Section 1.4 is positive (such amount, the “Post-Closing Increase”), then Parent shall, no later than five (5) Business Days after the final determination of the Post-Closing Adjustment Amount pursuant to this Section 1.4, pay the Post-Closing Increase and cause Escrow Agent to release the Adjustment Escrow Amount, to (1) the Payment Agent for further distribution to the Company Indemnitors who were holders of Company Capital Stock, Vested Company Options which were Non-Employee Company Options and Company Warrants and (2) the Surviving Corporation for further distribution through the Surviving Corporations payroll processing system to the Company Indemnitors who were holders of Vested Company Options which were Employee Company Options, in each case, in accordance with each Company Indemnitor’s respective Pro Rata Portion.

(iii) “Post-Closing Adjustment Amount” means the net amount (if disputed, as finally determined in accordance with this Section 1.4) which may be positive or negative (as to the overall net amount and each component used in the calculation of such net amount), equal to:

(A) the Closing Cash, as finally determined pursuant to this Section 1.4 minus the Estimated Closing Cash, as set forth on the Estimated Closing Statement; plus

(B) the Estimated Closing Third Party Expenses, as set forth on the Estimated Closing Statement, minus the Closing Third Party Expenses, as finally determined in accordance with this Section 1.4; plus

(C) the Estimated Closing Indebtedness, as set forth on the Estimated Closing Statement, minus the Closing Indebtedness, as finally determined in accordance with this Section 1.4; plus

(D) if the Closing Working Capital Adjustment as finally determined pursuant to this Section 1.4 is greater than the Estimated Closing Working Capital Adjustment (such excess, the “Positive Closing Working Capital Adjustment Amount”), the Positive Closing Working Capital Adjustment Amount; minus

(E) if the Closing Working Capital Adjustment as finally determined pursuant to this Section 1.4 is less than the Estimated Closing Working Capital Adjustment (the absolute value of such difference, the “Negative Closing Working Capital Adjustment Amount”), the Negative Closing Working Capital Adjustment Amount.

(g) Any payment made under this Section 1.4 or Article VIII, to the maximum extent permitted by applicable Law, shall be treated, including for all Tax purposes, as an adjustment to the Total Merger Consideration.

1.5. Adjustment Escrow Amount; Indemnity Escrow Amount; Expense Fund. Each Company Indemnitor’s Pro Rata Portion of each of the Adjustment Escrow Amount, Indemnity Escrow Amount and Expense Fund shall be withheld from the Merger Consideration otherwise payable to such Company Indemnitor on the Closing Date under Section 1.3(b), Section 1.3(c)(i) and/or Section 1.3(d).

1.6. Further Action. If at any time from and after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent, Merger Sub, and the officers and directors of the Company, Parent and Merger Sub, are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

Article II
CLOSING, CLOSING CONDITIONS AND CLOSING PAYMENTS

2.1. The Closing. Unless this Agreement is validly terminated pursuant to Section 7.1, Parent, Merger Sub and the Company shall consummate the Merger at a closing (the “Closing”) within three (3) Business Days following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing). The Closing shall take place by exchange of electronic deliveries and signatures, unless another place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing occurs hereunder shall be referred to herein as the “Closing Date.”

2.2. Closing Conditions.

(a) Mutual Conditions. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction (or, where legally permissible, mutual waiver by each such party), at or prior to the Effective Time, of the following conditions:

(i) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(ii) Regulatory Approvals. The parties shall have obtained all approvals and consents of Governmental Entities required to be obtained prior to the Effective Time except where failure to obtain such approval or consent would not be material, including, without limitation, pursuant to the HSR Act, and all applicable waiting periods (and any extension thereof) applicable to the Merger under the HSR Act, and any commitments by the parties not to close before a certain date under a timing agreement entered into with the applicable antitrust Governmental Entity (“Antitrust Authority”), shall have expired or early termination of such waiting periods shall have been granted, any investigation by the applicable Antitrust Authority shall have been concluded, and any proposed settlement agreement negotiated provisionally with the applicable Antitrust Authority shall have been formally approved.

(iii) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall be in effect which has the effect of making the Merger or any other transaction contemplated hereby illegal or otherwise prohibiting or preventing consummation of the Merger or any other transaction contemplated hereby in accordance with the terms hereof or of any Related Agreement.

(b) Additional Parent and Merger Sub Conditions. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, any of which may be waived in writing exclusively by Parent:

(i) Company Representations and Warranties. The representations and warranties of the Company (other than the representations and warranties set forth in Section 3.5(b) or those that are qualified by materiality), shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made on and as of such date (other than any such representations and warranties of the Company made only as of a specified date, which shall be true and correct in all material respects, as of such date). The representations and warranties of the Company in Section 3.5(b)) shall be true and correct in all respects as of the Closing Date. The representations and warranties of the Company that are qualified by materiality, Material Adverse Effect or a similar qualifier shall have been true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than any representations and warranties of the Company made only as of a specified date, which shall be true and correct in all respects as of such date).

(ii) Company Covenants. The Company shall have performed and complied with, in all material respects, each of the covenants and obligations under this Agreement required to be performed and complied with by the Company on or prior to the Closing.

(iii) No Company Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect that is continuing.

(iv) No Actions. There shall be no Action of any kind or nature pending or threatened in writing by any Governmental Entity seeking the recovery of a material amount of damages in connection with the Merger or seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of equity of the Surviving Corporation.

(v) Support Agreements. The Support Agreements delivered by the Company Stockholders set forth on Schedule C to Parent on the Agreement Date shall continue to have been in full force and effect through and including the Closing Date.

(vi) Escrow Agreement. Parent shall have received a duly executed counterpart to the Escrow Agreement, in a form reasonably acceptable to Parent, the Company and Stockholders’ Representative (the “Escrow Agreement”) from the Stockholders’ Representative.

(vii) Tax Forms. Parent shall have received a properly completed IRS Form W-9 from the Company.

(viii) Key Employee Employment Agreement. Each Key Employee Employment Agreement executed concurrently with this Agreement by the Key Employees shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto, and no Key Employee shall have terminated his or her employment or consulting arrangement, as applicable, with the Company (or one of its Subsidiaries, as applicable) or have delivered written notice prior to the Closing announcing an intention to terminate his or her employment or consulting arrangement, as applicable, with the Surviving Corporation or Parent (or one of its Subsidiaries, as applicable) following the Closing.

(ix) Consents, Waivers, Releases, Approvals and Terminations.

(A) Parent shall have received evidence reasonably satisfactory that all necessary notices, consents, waivers and approvals as required in connection with the Transactions pursuant to Contracts set forth on Schedule 2.2(b)(ix)(A) have been sent or obtained (as applicable).

(B) Parent shall have received evidence reasonably satisfactory to Parent that each of the Contracts set forth on Schedule 2.2(b)(ix)(B) has been terminated (or will be terminated as of the Effective Time) and is of no further force or effect (or will be of no further force or effect as of the Effective Time).

(x) Termination of Certain Employee Plans. Parent shall have received the evidence of the termination of any Company Employee Plans contemplated by Section 6.10.

(xi) Resignation of Directors & Officers. Unless otherwise directed by Parent in writing prior to Closing, the Company shall deliver an executed resignation letter from each board-appointed officer and each director of the Company and each of its Subsidiaries with respect to such role, in form and substance acceptable to Parent, effective as of the Effective Time.

(xii) Payoff Letters and Invoices. Parent shall have received (A) an executed payoff letter, dated no more than three (3) Business Days prior to the Closing Date, with respect to all Closing Indebtedness of the Company owed to such lender and the amounts payable to the lender thereof to (i) satisfy such Indebtedness as of the Closing Date (together with per diem amounts payable to reflect changes to the anticipated Closing Date) and (ii) terminate and release any Encumbrances related thereto (each, a “Payoff Letter”); and (B) an invoice from each advisor or other service provider to the Company (other than any employee, director or officer of the Company) with respect to all Closing Third Party Expenses estimated to be due and payable to such advisor or other service provider as of the Closing Date, or a statement from such advisor or other service provider that all Closing Third Party Expenses estimated to be due and payable as of the Closing have been paid, in either case dated no more than three (3) Business Days prior to the Closing Date (each, an “Invoice”).

(xiii) Appraisal Rights. Holders of no more than six percent (6%) of the outstanding shares of Company Capital Stock as of immediately prior to the Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise appraisal rights under Delaware Law with respect to such shares of Company Common Stock.

(xiv) Section 280G Matters. The Company shall have complied with Section 6.14 regarding the 280G Stockholder Approval (as defined below).

(xv) Company Closing Certificates.

(A) Company Officer’s Certificate. Parent shall have received a certificate from the Company (the “Company Officer’s Certificate”), validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(b)(i)-(iii) have been satisfied.

(B) Company Closing Financial Certificate. Parent shall have received the Company Closing Financial Certificate, validly executed by the Chief Executive Officer of the Company.

(C) Secretary’s Certificate. Parent shall have received a certificate from the Company, validly executed by the Secretary of the Company for and on the Company’s behalf, certifying as to (i) the terms and effectiveness of the Charter Documents, (ii) the valid adoption of resolutions or written consent of the Company Board (whereby the Merger, this Agreement, and the Transactions were unanimously approved by the Company Board), (iii) the valid adoption of this Agreement and the approval of the Merger and the Transactions contemplated thereby by the requisite holders of Company Capital Stock, and (iv) the results of any vote of the Company Stockholders pursuant to Section 6.14.

(D) FIRPTA Certificate. Parent shall have received (i) an original signed statement from the Company, that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h) and reasonably satisfactory to Parent, and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably satisfactory to Parent.

(c) Additional Company Conditions. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived in writing exclusively by the Company:

(i) Parent Representations and Warranties. The representations and warranties of Parent and Merger Sub, other than those that are qualified by materiality, shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Parent and Merger Sub made only as of a specified date, which shall be true and correct in all material respects as of such date). The representations and warranties of the Parent that are qualified by materiality, Material Adverse Effect or a similar qualifier shall have been true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than any representations and warranties of the Parent made only as of a specified date, which shall be true and correct in all respects as of such date).

(ii) Parent Covenants. Parent and Merger Sub shall have performed and complied with, in all material respects, each of the covenants and obligations under this Agreement required to be performed and complied with by them on or prior to the Closing.

(iii) Parent Officer’s Certificate. The Company shall have received a certificate from Parent, validly executed by an authorized officer of Parent for and on Parent’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(c)(i)-(ii) have been satisfied.

(iv) Escrow Agreement. The Company shall have received a duly executed counterpart to the Escrow Agreement from Parent and the Escrow Agent.

2.3. Payment of Merger Consideration.

(a) Closing Spreadsheet. At least three (3) Business Days prior to the Closing, the Company shall deliver to Parent the Closing Spreadsheet prepared in accordance with Section 6.8, and a draft of the Company Closing Financial Certificate.

(b) Delivery of Merger Consideration, Adjustment Escrow Amount and Indemnity Escrow Amount.

(i) Merger Consideration. As soon as reasonably practicable following the Closing (but in no event later than the next Business Day after Closing), Parent shall transfer, by wire transfer of immediately available funds:

(A) to the Payment Agent for exchange in accordance with this Article II, that portion of the Merger Consideration payable pursuant to Section 1.3(b) in exchange for shares of Company Capital Stock, outstanding as of immediately prior to the Effective Time (less any amounts to be withheld and transferred to the Escrow Agent in respect of the Adjustment Escrow Amount or Indemnity Escrow Amount or withheld and transferred to the Stockholders’ Representative in respect of the Expense Fund);

(B) to the Payment Agent for exchange in accordance with this Article II, that portion of Merger Consideration payable pursuant to Section 1.3(c)(i) payable to Company Option Holders in exchange for Vested Company Options which are Non-Employee Company Options (less any amounts to be withheld and transferred to the Escrow Agent in respect of the Adjustment Escrow Amount or Indemnity Escrow Amount or withheld and transferred to the Stockholders’ Representative in respect of the Expense Fund) outstanding as of immediately prior to the Effective Time;

(C) to the Payment Agent for exchange in accordance with this Article II, that portion of Merger Consideration payable to Company Warrantholders pursuant to Section 1.3(d) in exchange for Company Warrants (less any amounts to be withheld and transferred to the Escrow Agent in respect of the Adjustment Escrow Amount or Indemnity Escrow Amount or withheld and transferred to the Stockholders’ Representative in respect of the Expense Fund), outstanding as of immediately prior to the Effective Time; and

(D) to the Surviving Corporation for further payment through the Surviving Corporation’s payroll processing system net of applicable Tax withholding in accordance with this Article II, that portion of Merger Consideration payable to Company Option Holders pursuant to Section 1.3(c)(i) in exchange for Vested Company Options which are Employee Company Options (less any amounts to be withheld and transferred to the Escrow Agent in respect of the Adjustment Escrow Amount or Indemnity Escrow Amount or withheld and transferred to the Stockholders’ Representative in respect of the Expense Fund) outstanding as of immediately prior to the Effective Time.

(ii) Adjustment Escrow.

(A) As promptly as practicable following the Closing (but in no event later than one Business Day following the Closing), Parent shall transfer, or shall cause the Payment Agent to, transfer, by wire transfer of immediately available funds, the Adjustment Escrow Amount (on behalf of Merger Sub) to the Escrow Agent to hold in escrow as an escrow fund (the “Adjustment Escrow Fund”) under the terms of this Agreement and the Escrow Agreement for the purposes of adjustments relating to any Post-Closing Deficit. Upon deposit of the Adjustment Escrow Amount in accordance with the preceding sentence, Parent shall be deemed to have contributed on behalf of each Company Indemnitor its, his or her Pro Rata Portion of the Adjustment Escrow Amount to the Escrow Funds.

(B) The Adjustment Escrow Amount shall be distributed to the Company Indemnitors, in accordance with their applicable Pro Rata Portions, and to Parent at the times, and upon the terms and conditions, set forth in this Agreement. For any portion of the Adjustment Escrow Amount released for the benefit of the Company Indemnitors, the portion of the Adjustment Escrow Amount payable in respect of Company Capital Stock, Vested Company Options which are Non-Employee Company Options and Company Warrants shall be paid to the Payment Agent for further distribution to such recipients, and the portion of the Adjustment Escrow Amount payable in respect of Vested Company Options which are Employee Company Options shall be paid to the Surviving Corporation for further payment through the Surviving Corporation’s payroll processing system, in each case, based on each Company Indemnitor’s respective Pro Rata Portion.

(iii) Indemnity Escrow Amount

(A) As promptly as practicable following the Closing (but in no event later than one Business Day following the Closing), Parent shall transfer, or shall cause the Payment Agent to, transfer, by wire transfer of immediately available funds, the Indemnity Escrow Amount (on behalf of Merger Sub) to the Escrow Agent to hold in escrow as an escrow fund (the “Indemnity Escrow Fund”, and together with the Adjustment Escrow Fund, the “Escrow Funds”) under the terms of this Agreement and the Escrow Agreement for the purpose of obligations of the Company Indemnitors under this Agreement. Upon deposit of the Indemnity Escrow Amount in accordance with the preceding sentence, Parent shall be deemed to have contributed on behalf of each Company Indemnitor its, his or her Pro Rata Portion of the Indemnity Escrow Amount to the Escrow Funds.

(B) The parties acknowledge and agree that the portion of the Indemnity Escrow Amount payable in respect of Company Capital Stock and Company Warrants is intended to be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Tax Law, as appropriate and if and to the extent any such portion of the Indemnity Escrow Amount is actually distributed to applicable Company Indemnitors, interest may be imputed on such amount, as required by Section 483 or Section 1274 of the Code.

(C) The Parent shall have recourse against the Indemnity Escrow Amount with respect to the Company Indemnitors’ obligations under Article VIII during the period through the later of (i) the two (2) year anniversary of the Closing Date or (ii) solely with respect to any amounts in dispute in accordance with the provisions of Section 8.4(d), the date of any final, non-appealable order relating to such dispute (the “Indemnity Escrow Period”). Following the expiration of the Indemnity Escrow Period, the Indemnity Escrow Amount, less any amount of actual or estimated Losses in respect of any resolved claims that have yet to be satisfied or are unresolved and pending, shall be distributed to the Company Indemnitors, in accordance with their applicable Pro Rata Portions, and to Parent upon the terms and conditions, set forth in this Agreement. For any portion of the Indemnity Escrow Amount released for the benefit of the Company Indemnitors, the portion of the Indemnity Escrow Amount payable in respect of Company Capital Stock, Vested Company Options which are Non-Employee Company Options and Company Warrants shall be paid to the Payment Agent for further distribution to such recipients, and the portion of the Indemnity Escrow Amount payable in respect of Vested Company Options which are Employee Company Options shall be paid to the Surviving Corporation for further payment through the Surviving Corporation’s payroll processing system, in each case, based on each Company Indemnitor’s respective Pro Rata Portion.

(iv) Expense Cash. As promptly as practicable following the Closing (but in no event later than one Business Day following the Closing), Parent shall transfer, by wire transfer of immediately available funds, the Expense Cash to the Stockholders’ Representative for use as set forth in Article IX. For any portion of the Expense Cash released for the benefit of the Company Indemnitors, the Stockholders’ Representative shall pay the portion of the Expense Cash payable in respect of the Company Capital Stock, Vested Company Options which are Non-Employee Company Options and Company Warrants, to the Payment Agent for further distribution to such recipients, and the portion of the Expense Cash payable in respect of Vested Company Options which are Employee Company Options shall be paid to the Surviving Corporation for further payment through the Surviving Corporation’s payroll processing system, in each case, based on each Company Indemnitor’s respective Pro Rata Portion.

(c) Third Party Expenses and Indebtedness. As promptly as practicable following the Closing (but in no event later than one Business Day following the Closing), Parent, or the Payment Agent on behalf of Parent, shall pay, by wire transfer of immediately available funds, on behalf of the Company and the Company Indemnitors, as the case may be, and as accounted for in the calculation of Total Merger Consideration, (i) to each lender designated by the Company on the Closing Spreadsheet, to an account designated in the applicable Payoff Letter, the amount of Indebtedness due at Closing to such lender and (ii) all Third Party Expenses payable to an advisor or other service provider to the Company (other than any employee, director or officer) that remain outstanding as of the Closing to such account or accounts as are designated in the applicable Invoices and by the Company in the Closing Spreadsheet.

(d) Payment Procedures.

(i) As soon as reasonably practicable following the Closing, Parent shall cause the Payment Agent to deliver a letter of transmittal in a form reasonably acceptable to the Stockholders’ Representative, the Company and Parent (the “Letter of Transmittal”) to each Company Stockholder, Company Warrantholder and each Non-Employee Company Option Holder at the email address set forth opposite each such Person’s name on the Closing Spreadsheet.

(ii) For Company Stockholders, after receipt by the Payment Agent of a Letter of Transmittal (with respect to shares of Company Capital Stock) and any other documents (including applicable Tax forms) that Parent or the Payment Agent may reasonably require in connection therewith (the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto, including an acknowledgement that electronically held certificates representing such Company Stockholder’s shares of Company Capital Stock (“Electronic Company Stock Certificate(s)”) will be cancelled in connection with Closing in exchange for the consideration payable in accordance with Section 1.3(b), Parent shall cause the Payment Agent to pay to the Company Stockholder in exchange therefor that portion of the Merger Consideration payable in respect thereto pursuant to Section 1.3(b)(i)-(vi) (less (A) the cash amounts to be withheld as an Adjustment Escrow Amount pursuant to Section 2.3(b)(ii) and Indemnity Escrow Amount pursuant to Section 2.3(b)(iii), and, if applicable, (B) the cash amounts to be deposited with the Stockholders’ Representative on such holder’s behalf pursuant to Section 2.3(b)(iv)), and the Electronic Company Stock Certificate shall be cancelled. No portion of the Merger Consideration shall be paid or payable to a Company Stockholder until the Company Stockholder shall deliver the validly executed Exchange Documents in accordance with the terms and conditions hereof.

(iii) For Company Warrantholders and Non-Employee Company Option Holders, after receipt by the Payment Agent of the Exchange Documents and any other documents (including applicable Tax forms) that Parent or the Payment Agent may reasonably require in connection therewith, each of which shall be duly completed and validly executed in accordance with the instructions thereto, Parent shall cause the Payment Agent to pay to the applicable Company Warrantholder or Non-Employee Company Option Holder in exchange therefor that portion of the Merger Consideration payable in respect thereto pursuant to Section 1.3(c)(i) and Section 1.3(d) (as applicable) (less (A) the cash amounts to be withheld as an Adjustment Escrow Amount pursuant to Section 2.3(b)(ii) and Indemnity Escrow Amount pursuant to Section 2.3(b)(iii), and, if applicable, (B) the cash amounts to be deposited with the Stockholders’ Representative on such holder’s behalf pursuant to Section 2.3(b)(iv)). No portion of the Merger Consideration shall be paid or payable to a Company Warrantholder or Non-Employee Company Option Holder without executed Exchange Documents in accordance with the terms and conditions hereof.

(e) Reserved.

(f) Reserved.

(g) Payment Agent to Return Merger Consideration. At any time following the date that is one (1) year following the Effective Time, Parent shall be entitled to require the Payment Agent to deliver to Parent or its designated successor or assign all cash amounts that have been deposited with the Payment Agent pursuant to Section 2.3(b)(i), and any and all interest thereon or other income or proceeds thereof, not disbursed to the Company Security Holders pursuant to Section 2.3(d), and thereafter the Company Security Holders shall be entitled to look only to Parent (subject to the terms of Section 2.3(i)) only as general creditors thereof with respect to any and all cash amounts that may be payable to such Company Security Holders pursuant to Section 1.3 upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(d). No interest shall be payable to the Company Security Holders for the cash amounts delivered to Parent pursuant to the provisions of this Section 2.3(g) and which are subsequently delivered to the Company Security Holders.

(h) No Further Ownership Rights in Company Capital Stock. The cash amounts paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms of this Agreement shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Electronic Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(i) No Liability. Notwithstanding anything to the contrary in this Section 2.3, none of Parent, the Payment Agent, the Surviving Corporation, nor any other party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

2.4. Withholding. The Company, the Payment Agent, the Escrow Agent, Parent and the Surviving Corporation, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of federal, local or foreign Tax Law or under any Laws or Orders, and shall be provided any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information. To the extent that Parent concludes that withholding would be required, Parent shall notify the Company at least five (5) days prior to Closing and shall use commercially reasonable efforts to reduce or minimize such withholding after consultation with the Company to the extent such efforts are consistent with applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.5. Tax Consequences. Notwithstanding any statement or inference to the contrary in any provision of this Agreement or any other agreement, except for representations and warranties made expressly to Parent or Merger Sub pursuant to this Agreement or as otherwise provided in Section 6.12, no party shall be considered to have made any representations or warranties regarding the Tax treatment of the Transactions, or any of the Tax consequences to the Company or any Company Indemnitor of this Agreement, or any other aspect of the Transactions. The Company acknowledges that the Company and the Company Indemnitors are relying solely on their own Tax advisors in connection with this Agreement and the Transactions.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the applicable section of the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as of the Agreement Date and as of the Closing Date (except to the extent such representations and warranties refer to a specific date and then as of such date only) as follows:

3.1. Organization and Authorization of the Company and its Subsidiaries.

(a) Each of the Company and its Subsidiaries is validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has all requisite corporate or limited liability power and authority, as the case may be, to own, lease, and operate its properties and assets and to conduct the business of the Company as currently conducted. The Company and each of its Subsidiaries are validly licensed or qualified to do business and (where such concept is applicable) are in good standing under the Laws of each jurisdiction in which the properties and assets leased or owned by it or the conduct of the business of the Company as currently conducted or proposed to be conducted makes such licensing or qualification necessary, except, in each such case, where the failure to be so qualified would not have a Material Adverse Effect. A correct list of all of the jurisdictions in which the Company and each of its Subsidiaries are so licensed or qualified to do business is set forth on Schedule 3.1(a) of the Company Disclosure Letter.

(b) The Company has all requisite corporate power and authority to execute, deliver, and perform this Agreement and, subject to obtaining the Company Stockholder Consent, to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been validly authorized by all necessary action by the Company Board, and, other than obtaining the Company Stockholder Consent, no other corporate action by the Company or the Company Stockholders is necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. The Company has validly executed and delivered this Agreement. This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and other similar Laws relating to or affecting creditors’ rights generally from time to time in effect or general principles of equity (including concepts of materiality, reasonableness, good faith, and fair dealing with respect to those jurisdictions that recognize such concepts) (the “Enforceability Limitations”).

(c) Correct copies of the Company’s and each of its Subsidiaries’ certificate or articles of incorporation, certificate of formation, bylaws, limited liability company agreement, or other governing documents of an entity, as applicable, in each case as amended (the “Charter Documents”), organizational documents, minute books, and stock transfer ledger have been made available to Parent. Neither the Company nor any of its Subsidiaries is in material default under or in violation of their respective Charter Documents or organizational documents. The minute books contain true and correct records in all material respects of all meetings of, and corporate or limited liability company actions, as the case may be, taken by, the board of directors (or equivalent body), committees of the board of directors (or equivalent bodies), and shareholders or members of the Company and each of its Subsidiaries. At the Closing, the Company’s and each of its Subsidiaries’ Charter Documents and organizational documents, minute books, and stock transfer ledgers will be in the possession of the Company or its Subsidiaries.

3.2. Capitalization of the Company.

(a) The authorized Company Capital Stock consists solely of (i) 80,000,000 shares of Company Common Stock, and (ii) 49,202,783 shares of Company Preferred Stock, 3,808,478 shares of which are designated as Company Series A1 Preferred Stock, 4,547,151 shares of which are designated as Company Series A2 Preferred Stock, 20,191,822 shares of which are designated as Company Series B Preferred Stock, 4,626,008 shares of which are designated as Company Series C Preferred Stock and 16,029,324 shares of which are designated as Company Series D Preferred Stock. A total of 8,112,349 shares of Company Common Stock, 3,808,478 shares of Company Series A1 Preferred Stock, 4,547,151 shares of Company Series A2 Preferred Stock, 20,191,822 shares of Company Series B Preferred Stock, 4,598,418 shares of Company Series C Preferred Stock and 16,029,324 shares of Company Series D Preferred Stock are issued and outstanding as of the Agreement Date. There are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options set forth on Schedule 3.2(b) of the Company Disclosure Letter, and the Company Warrants set forth on Schedule 3.2(c) of the Company Disclosure Letter. The Company holds no treasury shares. Each share of Company Preferred Stock is convertible into Company Common Stock as described on Schedule 3.2(a) of the Company Disclosure Letter. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, other than any restrictions pursuant to federal or state securities Laws. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. Except as set forth on Schedule 3.2(a) of the Company Disclosure Letter, the Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock and all Company Options and Company Warrants were issued in all material respects in compliance with applicable Law and all requirements set forth in the Charter Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b) As of the Agreement Date, the Company has reserved 13,775,643 shares of Company Common Stock for issuance pursuant to the Plans, of which 4,479,072 shares are subject to outstanding and unexercised Company Options, and 5,000,249 shares remain available for issuance thereunder. True and complete copies of the Plans and each standard form award agreement and instrument relating to or issued under each Plan, have been made available to Parent, and such Plans and Contracts have not been amended, modified or supplemented in any material respect since being made available to Parent, and no Company Options differ in any material respect from such form agreements (other than any vesting acceleration provisions contained therein as indicated in Schedule 3.2(b) of the Company Disclosure Letter). Except as set forth on Schedule 3.2(b), there are no agreements, understandings or commitments (written or oral) to amend, modify or supplement such Plans or Contracts in any case from those made available to Parent. The terms of the Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Option Holders and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options. There are no shares of Company Capital Stock outstanding that are not vested under the terms of any Contracts with the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement). Each Plan was approved by the Company’s stockholders within 12 months before or after such Plan was approved and adopted by the Company’s board of directors.

(c) Schedule 3.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of Company Warrants, and each Company Warrant, including, with respect to each such holder, the date of the Company Warrant held by such holder, the number, class, and series of Company Capital Stock exercisable under each Company Warrant, the exercise price of each Company Warrant, and the expiration date of each Company Warrant. Following the Effective Time, Parent and the Surviving Corporation shall have no further Liability under or with respect to any such Company Warrant except for the payment of the consideration contemplated by Section 1.3(d).

(d) As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company or any Subsidiary other than shares of Company Capital Stock, Company Warrants and Company Options. Other than as set forth on Schedule 3.2(a), and Schedule 3.2(b), and Schedule 3.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company or any Subsidiary, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company, any of its Subsidiaries, or an Company Security Holder is a party or by which it or its assets is bound, (i) obligating the Company, such Subsidiary, or such Company Security Holder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any of its Subsidiaries, or other rights to purchase or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries, whether vested or unvested, or (ii) obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.

(e) There is no Indebtedness of the Company or any Subsidiary (i) granting its holder the right to vote on any matters on which any Company Security Holder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f) Schedule 3.2(f) of the Company Disclosure Letter sets forth a complete and accurate list of all the Company’s Subsidiaries and ownership thereof. All of the issued and outstanding Equity Interests of each Company Subsidiary are duly authorized, validly issued and are directly owned of record by the Company or a Subsidiary of the Company, free and clear of any Encumbrances (other than Permitted Encumbrances). None of the Equity Interests of the Company’s Subsidiaries were issued in violation of any option, call option, right of first refusal, right of first offer, preemptive rights, subscription rights, or any similar right of any equityholder. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any Equity Interest in any Person other than the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries directly or indirectly control any other Person.

3.3. Governmental Consents; No Conflicts.

(a) The execution, delivery, and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated by this Agreement, do not and will not require any consent of, filing, notification, or registration with any Governmental Entity, other than (i) any consent of, filing, notification, or registration with any Governmental Entity, the failure of which to be obtained would not materially prevent or delay the consummation by the Company of the transactions contemplated by this Agreement, (ii) any consent of, filing, notification, or registration with any Governmental Entity that is required as a result of any facts or circumstances relating solely to Parent or any of its Affiliates, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) filing of notices, and expiration of the related waiting period, under the HSR Act and (v) the consents, filings, notifications, or registrations with any Governmental Entity set forth on Schedule 3.3(a) of the Company Disclosure Letter.

(b) Except as set forth on Schedule 3.3(b) of the Company Disclosure Letter, the execution, delivery, and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated by this Agreement, do not and will not violate, conflict with, result in a breach, cancellation, or termination of, constitute a default under, result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the properties or assets of the Company or its Subsidiaries under, or result in a circumstance that, with or without notice or lapse of time or both, would constitute any of the foregoing under (i) any Law or Order applicable to or binding on the Company, its Subsidiaries or any of their respective properties or assets, (ii) any Material Contract, (iii) any permit, license, approval, governmental qualification, registration, or other authorization required to be obtained (a “Permit”), including any environmental permit as required by any Environmental, Health and Safety Requirements (an “Environmental Permit”), held by the Company or its Subsidiaries, or (iv) any of the Charter Documents or organizational documents of the Company or its Subsidiaries, except, in the case of each of clauses (i), (ii), and (iii) above, where such violation, conflict, breach, cancellation, termination, or default would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent the consummation by the Company of the transactions contemplated by this Agreement.

3.4. Financial Statements; No Undisclosed Liabilities; Indebtedness.

(a) Set forth on Schedule 3.4(b) of the Company Disclosure Letter are true and correct copies of: (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019; (ii) the related audited statements of operations, shareholders’ equity, and cash flows, for the year ended December 31, 2020 and the related audited statements of operations, shareholders’ equity, and cash flows, for the year ended December 31, 2019, respectively (the audited financial statements delivered pursuant to clauses (i) and (ii) hereof the “Audited Financial Statements”); (iii) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2021 (the “Interim Balance Sheet”); and (iv) the related unaudited statements of operations, shareholders’ equity, and cash flows for the six (6) months ended June 30, 2021 (the unaudited financial statements delivered pursuant to clauses (iii) – (iv) hereof the “Unaudited Financial Statements” and collectively with the Audited Financial Statements, the “Financial Statements”). The Audited Financial Statements (i) have been prepared from the books and records of the Company and its Subsidiaries in accordance with GAAP, consistently applied, (ii) are correct in all material respects, and (iii) present fairly, in all material respects, the financial condition and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby. The Unaudited Financial Statements (i) have been prepared from the books and records of the Company and its Subsidiaries in accordance with the Accounting Principles, (ii) are correct in all material respects, and (iii) present fairly, in all material respects, the financial condition and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby. The books and records of the Company and its Subsidiaries are correct in all material respects, have been maintained in accordance with sound business practices, and accurately reflect in all material respects all the transactions and actions therein described. At the Closing, all such books and records will be in the possession of the Company or its applicable Subsidiary. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the Company’s Financial Statements.

(b) The Company and its Subsidiaries do not have any material Liabilities that would be required to be reflected on, or reserved against in, a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with the Accounting Principles, except: (i) Liabilities specifically reflected on and adequately reserved against in, the Interim Balance Sheet; (ii) Liabilities that have arisen since the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice, none of which is a Liability resulting from or arising out of any breach of contract, breach of warranty, tort, infringement, misappropriation, or violation of Law; and (iii) Liabilities set forth on Schedule 3.4(b) of the Company Disclosure Letter. Neither the Company nor any Subsidiary has ever guaranteed any debt or other obligation of any other Person. All reserves that are set forth in or reflected in the Interim Balance Sheet have been established in accordance with the Accounting Principles as consistently applied by the Company for pre-Closing periods and are adequate.

(c) The Company and its Subsidiaries maintain internal accounting controls sufficient in all material respects to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Accounting Principles and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, any Subsidiary, the Company’s independent auditors nor, to the Knowledge of the Company, any Employee of the Company or any of its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or such Subsidiary’s management or other Employees of the Company or such Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or such Subsidiary, or any claim or allegation regarding any of the foregoing.

(d) Schedule 3.4(d) of the Company Disclosure Letter sets forth a correct list of all Indebtedness of the Company and its Subsidiaries and identifies for each item of Indebtedness the outstanding principal amount thereof as of the Agreement Date.

3.5. Absence of Certain Changes.

Except as set forth on Schedule 3.5 of the Company Disclosure Letter, since the date of the Interim Balance Sheet, (a) the Company and its Subsidiaries have conducted the business of the Company in the ordinary course of business consistent with past practice, and (b) there has been no Company Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the Interim Balance Sheet, except as set forth on Schedule 3.5 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have taken any action which, if taken after the Agreement Date and prior to the Closing, would require the consent of Parent pursuant to Section 5.2.

3.6. Assets.

(a) Except for assets disposed of in the ordinary course of business since the date of the Interim Balance Sheet or as set forth on Schedule 3.6(a) of the Company Disclosure Letter, the Company and its Subsidiaries have good and valid title to, a valid leasehold interest in, or a valid license to use all of the properties and assets (tangible or intangible, real or personal) reflected on the Interim Balance Sheet or acquired, leased, or licensed by the Company or its Subsidiaries since the date of the Interim Balance Sheet, free and clear of any Encumbrance (other than Permitted Encumbrances).

(b) The tangible properties and assets owned, leased, or licensed by the Company and its Subsidiaries, including all buildings, plants, structures, improvements, fixtures, machinery, equipment, vehicles, and other tangible assets, are free from material defects, are in good operating condition (reasonable wear and tear excepted), and are suitable for the uses for which intended.

(c) Except as set forth on Schedule 3.6(c) of the Company Disclosure Letter, after giving effect to the termination of related party Contracts, services, support, and other arrangements pursuant to Section 2.2(b)(ix)(B), the properties and assets owned, leased, or licensed by the Company constitute all of the properties and assets used in or necessary to conduct the business of the Company as currently conducted.

3.7. Real Property.

(a) The Company does not own any real property and the Company has never owned any real property.

(b) Schedule 3.7(b) of the Company Disclosure Letter sets forth a correct list of all Contracts pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses, or otherwise occupies any real property as tenant, subtenant, or licensee (each, a “Real Property Lease”), together with the address of the related property (collectively, the “Company Real Property”). The Company has made available to Parent a correct copy of each Real Property Lease, including all amendments, modifications, exhibits, and schedules. The Company and its Subsidiaries have a valid leasehold interest under each Real Property Lease, free and clear of any Encumbrance (other than Permitted Encumbrances). Each such Real Property Lease is in full force and effect and constitutes a legal, valid, and binding obligation of the Company or its Subsidiaries and the other party or parties thereto, enforceable against the Company or its Subsidiaries and such other party or parties in accordance with its terms, subject to the Enforceability Limitations. The Company and its Subsidiaries have performed and complied with all of their respective material covenants and obligations under each Real Property Lease, and neither the Company, its Subsidiaries nor, to the Company’s Knowledge, any other party to a Real Property Lease is in, or is alleged to be in, material breach of or default under such Real Property Lease beyond any applicable notice and cure periods. Neither the Company nor any of its Subsidiaries subleases, as sublessor, any portion of the Leased Real Property to any other Person.

(c) The Company Real Property constitutes all of the real property used in or necessary to conduct the business of the Company as currently conducted. There is no condemnation, expropriation, or other Action in eminent domain pending or, to the Company’s Knowledge, threatened affecting any portion of the Company Real Property.

(d) The buildings and improvements utilized by the Company and located on the Company Real Property are, in all material respects, in good condition and repair, normal wear and tear excepted. To the Company’s Knowledge, the Company’s current use and occupancy of the Company Real Property and the operation of the business as currently conducted thereon do not violate any applicable zoning, land use or local equivalent Law, and neither the Company nor any of its Subsidiaries has received any written notice of, and no claims have been filed against any of the foregoing alleging a violation of, any such Law.

3.8. Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Copyrights” means the copyrights and works of authorship (and any applications for registration of the same) owned by the Company and its Subsidiaries.

(ii) “Company Data” means the data of the Company, its employees and its customers, including personally identifiable information, which includes, without limitation, a person’s name associated with a Social Security number, driver’s license number, state identification card number, bank or credit card account number and any other personal information considered sensitive; protected health information as defined pursuant to the Health Insurance Portability and Accountability Act, as amended; and credit card information and related data, as further defined pursuant to the Payment Card Industry Data Security Standard, as amended.

(iii) “Company Domain Names” means the Internet domain names owned by the Company and its Subsidiaries.

(iv) “Company Intellectual Property” means the Intellectual Property owned by the Company and its Subsidiaries.

(v) “Company Trade Secrets” means trade secrets, inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, engineering data, databases, and data collections of the Company and its Subsidiaries.

(vi) “Company Trademarks” means the trade names, registered trademarks, service names, and registered service marks (and applications for registration of the same) owned by the Company and its Subsidiaries.

(vii) “Company Patents” means the issued patents and pending patent applications owned by the Company and its Subsidiaries.

(viii) “Intellectual Property” means all (a) patents and pending patent applications, including provisionals, continuations, divisionals, continuations-in-part, reissues, or reexaminations thereof, (b) trademarks, service marks, trade names, service names, trade dress, and Internet domain names, together with the goodwill exclusively associated with any of the foregoing, and all applications, registrations and renewals thereof, (c) copyrights and works of authorship, (d) trade secrets, inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, engineering data, databases, and data collections, and (e) Software.

(ix) “Software” means: (i) computer programs, including software implementation of algorithms, models and methodologies, whether in source-code, object-code, or human readable or other form, including firmware, operating systems, and specifications; (ii) database software that is accessed using computer programs; (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, and icons; and (iv) documentation, including programmer notes, user manuals, and training materials, relating to such computer programs; but shall not include standard, commercial, off-the-shelf software.

(b) Schedule 3.8(b)(i) of the Company Disclosure Letter (with respect to the Company Trademarks), Schedule 3.8(b)(ii) of the Company Disclosure Letter (with respect to the Company Patents), Schedule 3.8(b)(iii) of the Company Disclosure Letter (with respect to the Company Copyrights), Schedule 3.8(b)(iv) of the Company Disclosure Letter (with respect to the Company Domain Names), and Schedule 3.8(b)(v) of the Company Disclosure Letter (with respect to the Company Trade Secrets) set forth correct lists of all of the registered Company Trademarks, Company Patents, and Company Copyrights, including the application and registration or grant number (if applicable) and relevant jurisdiction, and a summary of Company Trade Secrets. All of the registered Company Trademarks, Company Patents, and Company Copyrights are valid, subsisting, and enforceable, and the Company and its Subsidiaries have good and valid title to all of the Company Intellectual Property, free and clear of any Encumbrance (other than Permitted Encumbrances). All registration, maintenance, and renewal fees required to be paid in connection with the Company Intellectual Property have been paid and all necessary documents and certificates in connection with the foregoing have been filed with the relevant Governmental Entities for the purposes of registering, perfecting, prosecuting, and maintaining the foregoing.

(c) Schedule 3.8(c) of the Company Disclosure Letter sets forth a correct list of all material Contracts pursuant to which the Company and its Subsidiaries license, as licensor, any Company Intellectual Property to any other Person (each, a “Standard Outbound IP License”). The Company has made available to Parent a correct copy of each Standard Outbound IP License, including all amendments, modifications, exhibits, and schedules. Each Standard Outbound IP License is in full force and effect and constitutes a legal, valid, and binding obligation of the Company, its Subsidiaries and the other party or parties thereto, enforceable against the Company or its Subsidiaries and such other party or parties in accordance with its terms, subject to the Enforceability Limitations. The Company and its Subsidiaries have performed and complied with all of its covenants and obligations under each Standard Outbound IP License, and neither the Company, its Subsidiaries, nor, to the Company’s Knowledge, any other party to any Standard Outbound IP License is in, or is alleged to be in, breach of or default under such Standard Outbound IP License.

(d) Schedule 3.8(d) of the Company Disclosure Letter sets forth a correct list of all material Contracts pursuant to which the Company and its Subsidiaries license, as licensee, Intellectual Property from any other Person (other than off-the-shelf software) (each, a “Standard Inbound IP License”). The Company has made available to Parent a correct copy of each Standard Inbound IP License, including all amendments, modifications, exhibits, and schedules. Each Standard Inbound IP License is in full force and effect and constitutes a legal, valid, and binding obligation of the Company, its Subsidiaries and the other party or parties thereto, enforceable against the Company or its Subsidiaries and such other party or parties in accordance with its terms, subject to the Enforceability Limitations. The Company and its Subsidiaries have performed and complied with all of its covenants and obligations under each Standard Inbound IP License, and neither the Company, its Subsidiaries, nor, to the Company’s Knowledge, any other party to any Standard Inbound IP License is in, or is alleged to be in, breach of or default under such Standard Inbound IP License.

(e) The Company Intellectual Property and the rights of the Company and its Subsidiaries under the Standard Inbound IP Licenses constitute all of the rights to Intellectual Property used in or necessary to conduct the business of the Company as currently conducted and proposed to be conducted.

(f) Except as set forth on Schedule 3.8(f) of the Company Disclosure Letter, no Action has been filed against the Company or its Subsidiaries, and neither the Company nor its Subsidiaries have received any written or, to the Company’s Knowledge, oral communication from any other Person, (i) challenging the validity or enforceability of any Company Intellectual Property or (ii) alleging that the conduct of the business of the Company by the Company or its Subsidiaries violates, infringes, or misappropriates the Intellectual Property rights of such Person. The conduct of the business of the Company, to the Company’s Knowledge, does not violate, infringe, or misappropriate, and the conduct of the business of the Company has not violated, infringed, or misappropriated, the Intellectual Property of any other Person.

(g) Except as set forth on Schedule 3.8(g) of the Company Disclosure Letter, to the Company’s Knowledge, no Person has violated, infringed, or misappropriated any of the Company Intellectual Property. Except as set forth on Schedule 3.8(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has filed any Action or sent any written notice of a violation, infringement, or misappropriation by another Person of the Company’s or any of its Subsidiaries’ rights to the Company Intellectual Property.

(h) Each Person who has participated in the authorship, conception, creation, reduction to practice, or development of any Intellectual Property rights for or under the direction or supervision of the Company or its Subsidiaries (including any Company Intellectual Property) has executed and delivered to the Company or its Subsidiaries a valid and enforceable Contract providing for (i) the non-disclosure by such Person of all confidential information of the Company or its Subsidiaries and (ii) the assignment by such Person (by way of a present grant of assignment) to the Company or its Subsidiaries of all of such Person’s right, title, and interest in and to such Intellectual Property rights. To the Company’s Knowledge, no Person is in breach of or default under any such Contract.

(i) There is no material Software included in the Company Intellectual Property other than commercially available or “shrink wrap” software (including open source software).

(j) With respect to Company Patents that went abandoned but were then revived, such abandonment was unintentional and all statements made to the USPTO and/or other patent offices relating to such abandonment were true and correct.

3.9. Information Technology; Data Privacy and Security.

(a) All information technology and computer systems, including Software, hardware, networks, interfaces, and related systems, relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format, used by the Company or its Subsidiaries (collectively, the “ICT Infrastructure”) have been maintained, in all material respects, by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards, to ensure proper operation, monitoring, and use. The ICT Infrastructure is in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company as currently conducted and proposed to be conducted. The Company and its Subsidiaries have in place a commercially reasonable disaster recovery program, including providing for the regular back-up and prompt recovery of the data and information, necessary to the conduct of the Business (including such data and information that is stored on magnetic or optical media) without material disruption to, or material interruption in, the conduct of the Business.

(b) The Company and its Subsidiaries have established, maintain, and are in compliance with a written information security program that (i) includes safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to protect against unauthorized use, access, interruption, modification, or corruption of the ICT Infrastructure, the Company Data, and the systems of any third-party service providers that have access to any Company Data or ICT Infrastructure. The Company and its Subsidiaries test such information security program on a periodic basis, and such program has proven effective upon testing in all material respects.

(c) To the Company’s Knowledge, the ICT Infrastructure is sufficient for the immediate and anticipated future needs of the business of the Company, including as to capacity and ability to process current and anticipated peak volumes in a timely manner. To the Company’s Knowledge, there has been no (i) material disruption, interruption, outage, or continued substandard performance affecting any ICT Infrastructure, (ii) data security breach or other unauthorized use, access, interruption, modification, or corruption of any Company ICT Infrastructure, or (iii) complaints from, notices from, or Actions conducted or claims asserted by any Person, including any Governmental Entity, against the Company or its Subsidiaries regarding any actual or alleged security breach or other unauthorized use, access, interruption, modification, or corruption of any ICT Infrastructure.

(d) To the Company’s Knowledge, there have been no data breaches involving any natural Person’s name, street address, telephone number, e-mail address, photograph, Social Security number, driver’s license number, passport number, policyholder or account number, “nonpublic personal information” as defined by the Financial Services Modernization Act of 1999 and any other piece of information that alone or together with other information could reasonably allow for the identification of a natural Person or otherwise relates to an identifiable natural Person (“Personal Data”) in the possession of any of the Company or its Subsidiaries, and none of the Company, its Subsidiaries or any other Person has made any illegal or unauthorized use or disclosure of Personal Data that was collected by or on behalf of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any contractual requirements, privacy policies or other legal obligations that, as a result of the consummation of the transactions contemplated by this Agreement, would prohibit the Surviving Corporation or its Subsidiaries after the Closing Date from receiving or using Personal Data in substantially the same manner in which the Company and its Subsidiaries receive and use such Personal Data immediately prior to the Closing.

3.10. Material Contracts. Schedule 3.10 of the Company Disclosure Letter sets forth a correct list of all of the Contracts of the following types to which the Company is a party or by which the Company or any of its properties or assets is bound.

(a) any Contract with any supplier of goods or services that (i) has resulted in or that is reasonably expected to result in expenditures by the Company of more than One Hundred Thousand Dollars ($100,000) in 2020 or 2021, (ii) requires the Company to purchase all of its requirements for any good or service from such supplier, or (iii) contains any minimum or “take or pay” purchase or volume requirements;

(b) any Contract with any customer that (i) has resulted in or that is reasonably expected to result in sales to the Company or any of its Subsidiaries of more than One Hundred Thousand Dollars ($100,000) in 2020 or 2021, (ii) requires the Company to sell any product or service exclusively to such customer, or (iii) obligates the Company to provide such customer with equal or preferred pricing terms as compared to the pricing terms offered by the Company to any other customer, including any Contract with any “most favored nation” provision;

(c) any Contract under which the Company or any of its Subsidiaries is a lessee of or holds or operates any equipment, vehicle, or other tangible personal property that is owned by another Person and that has resulted in or that is reasonably expected to result in expenditures by the Company or any of its Subsidiaries of more than One Hundred Thousand Dollars ($100,000) in 2020 or 2021;

(d) any Contract with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency, or other Person engaged in sales, distribution, or promotional activities for or on behalf of the business of the Company (other than a Company Employee Plan), in each case that (i) has resulted in or that is reasonably expected to result in expenditures by the Company or any of its Subsidiaries of more than One Hundred Thousand Dollars ($100,000) in 2020 or 2021, or (ii) grants such Person exclusive rights to sell, distribute, or promote in any geographical area or any particular product;

(e) any Contract that includes any right of first offer or refusal or other exclusive similar term favoring any other Person;

(f) any Contract relating to the acquisition by the Company or any of its Subsidiaries of any business, Equity Interests, or a substantial portion of the assets of any other Person (whether by merger, sale of Equity Interests, sale of assets, or otherwise) outside the ordinary course of business;

(g) any Contract relating to the sale or other disposition by the Company or any of its Subsidiaries of any business or material assets (whether by merger sale of assets, or otherwise), other than the sale of finished goods, inventory or tangible personal property that is obsolete or no longer used or useful in the business of the Company, in each such case, in the ordinary course of business;

(h) any Contract relating to the incurrence of Indebtedness by, or the placing of an Encumbrance (other than a Permitted Encumbrance) on any of the assets of, the Company or any of its Subsidiaries;

(i) any Contract relating to any joint venture, partnership, strategic alliance, or similar relationship;

(j) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, or extension of credit to, or capital contribution or other investment in, any other Person, or has guaranteed the obligations of another Person (other than those described in Section 3.10(k));

(k) any Contract under which the Company or any of its Subsidiaries has made a loan to any Employee or other service provider in connection with the purchase of any Equity Interests of the Company, including pursuant to the exercise of a Company Option;

(l) any collective bargaining agreement or other Contract with any labor organization, union, or association;

(m) any Contract, other than any Company Employee Plan, with (i) any current or former officer or director of the Company or any of its Subsidiaries or (ii) any other Employee providing for, in the case of this clause (ii), aggregate future payments by the Company or any of its Subsidiaries of more than One Hundred Fifty Thousand Dollars ($150,000), provided that with respect to any employment agreements, offer letters, consulting agreements or similar agreements that are terminable without penalty on less than 30 days’ notice, without severance, change in control or similar payments or benefits, only the forms thereof need to be listed;

(n) any Contract that materially limits the freedom of the Company or any of its Subsidiaries to compete with any Person or in any geographical area or that otherwise restricts the development, manufacture, marketing, distribution, or sale of the Company’s or any of its Subsidiaries products or services in any geographical area; and

(o) any Contract with any Governmental Entity.

The Company has made available to Parent a correct copy (or, with respect to any oral Contract, a correct written summary of the terms and conditions of such oral Contract) of each Contract set forth or required to be set forth on Schedule 3.10 of the Company Disclosure Letter (including all amendments, modifications, exhibits, and schedules) (collectively, the “Material Contracts”). Except as set forth on Schedule 3.10 of the Company Disclosure Letter, each Material Contract is in full force and effect and constitutes a legal, valid, and binding obligation of the Company or any of its Subsidiaries, on the one hand, and, to the Company’s Knowledge, the other party or parties thereto, on the other hand, enforceable against the Company or any of its Subsidiaries and, to the Company’s Knowledge, such other party or parties in accordance with its terms, subject to the Enforceability Limitations. The Company and its Subsidiaries have performed or complied in all material respects with all of their respective covenants and obligations under each Material Contract, and neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to a Material Contract is in, or is alleged to be in, material breach of or material default under such Material Contract. Neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral notice from any counterparty to a Material Contract that such counterparty intends to terminate, not renew, or materially amend the terms of such Material Contract, and neither the Company nor any of its Subsidiaries has given any such written or oral notice to any counterparty to a Material Contract. Neither the Company nor any of its Subsidiaries has waived any of its material rights under any Material Contract.

3.11. Permits. Each of the Company and its Subsidiaries owns, holds, or possesses all material Permits required by applicable Law that are necessary for it to own, lease, operate and otherwise use its properties and assets and to conduct the business of the Company as such assets and properties and the business of the Company are currently owned, leased, operated, used and conducted. Schedule 3.11 of the Company Disclosure Letter sets forth a correct list of all such Permits. All such Permits are valid and in full force and effect, and (i) each of the Company and its Subsidiaries, at all times since January 1, 2017, have performed all of their respective material obligations under such Permits, (ii) each of the Company and its Subsidiaries at all times since January 1, 2017 has been, and is currently in material compliance with all requirements to maintain such Permits and is not in default or violation in any material respect of such Permits, (iii) no event has occurred that would be expected to result in the withdrawal, revocation, suspension, limitation, termination, modification, impairment, or non-renewal of, or any other adverse modification to, any Permit, and (iv) all applications required to have been filed for the renewal of each Permit have been duly filed on a timely basis with the appropriate Governmental Entity and all other filings required to have been made with respect to each Permit have been duly made on a timely basis with the appropriate Governmental Entity. In addition, none of the Company and its Subsidiaries have received any written notice or, to the Company’s Knowledge, any other communication from any Governmental Entity (a) indicating or alleging that the Company or any of its Subsidiaries do not possess any material Permit required to own, lease, operate and otherwise use its properties and assets or to conduct the business of the Company as currently conducted or (b) threatening or seeking to withdraw, revoke, suspend, limit, terminate, impair, not renew, or otherwise adversely modify any of the Company’s or its Subsidiaries’ Permits. To the Company’s Knowledge, none of the Company’s Permits will be subject to withdrawal, revocation, suspension, limitation, termination, modification, impairment, non-renewal or any other adverse modification as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

3.12. Benefit Plans.

(a) Schedule 3.12(a) of the Company Disclosure Letter sets forth a correct list of all (A) employee benefit plans within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; and (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, or material employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; in each case whether written, unwritten or otherwise, funded or unfunded, that is maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries, under which any current employee (of any dependent thereof) is eligible to receive benefit or otherwise participate, and/or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability or obligation (each, a “Company Employee Plan”), provided that with respect to any Company Employee Plans that are employment agreements, offer letters, consulting agreements or similar agreements that are terminable without penalty on less than 30 days’ notice, without severance, change in control or similar payments or benefits, only the forms thereof need to be listed on Section 3.12(a) of the Company Disclosure Letter. A correct copy of each of the Company Employee Plans set forth on Schedule 3.12(a) of the Company Disclosure Letter, and all material Contracts relating thereto, or to the funding thereof, including all trust agreements, insurance contracts, administration contracts, investment management agreements, and subscription and participation agreements, have been made available to Parent. In the case of any material Company Employee Plan which is not in written form, the Company has made available to Parent a written description of the material terms of such Company Employee Plan. A copy of the most recent annual report, actuarial report, summary plan description, and IRS determination or opinion letter with respect to each Company Employee Plan, to the extent applicable and available, has been made available to Parent.

(b) Each Company Employee Plan has been maintained and administered in compliance in all material respects with the applicable requirements of ERISA, the Code, the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 and the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and the regulations and guidance issued thereunder (collectively, the “Healthcare Reform Laws”) and any other applicable Laws, and each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Employee Plan.

(c) Neither the Company nor any of its ERISA Affiliates has, or has had within the past five (5) years, any Liability with respect to a Multiemployer Plan (as defined in Section 3(37) of ERISA) that is subject to Title IV of ERISA.

(d) No Company Employee Plan provides for post-employment or retiree welfare benefits, except as required by federal COBRA or other applicable Law.

(e) To the Company’s Knowledge, neither the Company nor any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any non-exempt “prohibited transactions” (as defined in section 406 of ERISA or section 4975 of the Code) in connection with any Company Employee Plan that would reasonably be expected to result in material Liability to the Company or such Company Employee Plan.

(f) To the Company’s Knowledge, there have been no acts or omissions by the Company or its Subsidiaries which have given rise to or would reasonably be expected to give rise to material interest, fines, penalties, Taxes or related material charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which the Company or any of its Subsidiaries would be liable. To the Company’s Knowledge, no event has occurred, and no conditions or circumstance exist, that would reasonably be expected to subject the Company, any of its Subsidiaries, or any Company Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA, to material penalties or excise Taxes under Sections 4980D, 4980H, or 4980I of the Code.

(g) There are no Actions (other than routine claims for benefits and/or appeals, none of which, individually or in the aggregate, are material to the Company or any of its Subsidiaries) pending or, to the Company’s Knowledge, threatened involving any Company Employee Plan.

(h) Except as set forth on Schedule 3.12(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will accelerate the time of vesting or the time of payment, or increase the amount, of any compensation or benefits due to any Employee under a Company Employee Plan or Contracts. Except as set forth on Schedule 3.12(h) of the Company Disclosure Letter, none of the payments contemplated by the Company Employee Plans or Contracts in connection with this Agreement and the transactions contemplated by this Agreement would, in the aggregate, would reasonably be expected to constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)). No Company Employee Plan or any Contract, agreement, plan, policy, or arrangement with any current employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

3.13. Employee and Labor Matters.

(a) The Company has made available a list of each current Employee and independent contractor providing services to the Company or its Subsidiaries as of the Agreement Date, and in the case of each such Employee and independent contractor, the following information, as applicable, as of the Agreement Date: (i) title or position; (ii) date of hire or commencement of services; (iii) work location; (iv) whether full-time or part-time and whether exempt or non-exempt under the Fair Labor Standards Act; (v) whether covered by the terms of a collective bargaining or similar agreement or an employment or independent contractor agreement; (vi) whether absent from active employment and if so, the date such absence commenced and the anticipated date of return to active employment; and (vii) annual salary, hourly rate or fee arrangement, and if applicable, bonus target or other incentive compensation.

(b) None of the Employees are represented by a union or other labor organization or group that was either voluntarily recognized or certified by any labor relations board or other Governmental Entity, and no union organizational campaign is pending or, to the Company’s Knowledge, threatened with respect to any of the Employees. There is no pending or, to the Company’s Knowledge, threatened labor strike, work stoppage, or labor arbitration Action against the Company or any of its Subsidiaries with respect to any Employee and there have been no such Actions since January 1, 2017.

(c) The Company and its Subsidiaries are and have been, in compliance in all material respects with all applicable Laws relating to employment and employment practices or terms and conditions of employment, including but not limited to, worker classification, wages, hours of work, discrimination, collective bargaining, immigration, workers’ compensation, unemployment compensation, withholding, and occupational safety and health. All independent contractors and consultants providing personal services to the Company or its Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all Employees have been properly classified under the Fair Labor Standards Act and similar state Laws. The Company and its Subsidiaries (i) have withheld and reported all material amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries, and other payments to current and former employees, consultants, and independent contractors, (ii) is not presently liable for any arrearage of wages or Taxes or any material interest, fine, or penalty for failure to comply with any of the foregoing, and (iii) is not presently liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, or other benefits or obligations for Employees.

(d) There is no pending employment-related Action against the Company or any of its Subsidiaries or, to the Company’s Knowledge, any threatened charge or claim by or before the Equal Employment Opportunity Commission or any state or local Governmental Entity.

(e) The Company and its Subsidiaries have not taken and currently have no plans to take any action with respect to the transactions contemplated by this Agreement that could constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act or could otherwise trigger any notice requirement or Liability under any state or local plant closing notice Law.

(f) No executive officer or other Key Employee is subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar agreement relating to, affecting or in conflict with the present or proposed business activities of the Company or its Subsidiaries and, as of the Agreement Date, no executive officer or other Key Employee has provided written notice of intent to terminate his or her employment with the Company or any of its Subsidiaries for any reason (or no reason), including the consummation of the transactions contemplated by this Agreement.

(g) The Company has investigated or reviewed and has taken appropriate corrective action where necessary regarding all sexual harassment or other unlawful harassment, employment discrimination or retaliation allegations (that were reported in writing or in accordance with the Company’s anti-harassment and anti-retaliation procedures, copies of which have been made available to Parent).

(h) A Form I-9 has been completed and retained with respect to each current Employee and, where required by Law, former Employees.

3.14. Environmental Matters.

(a) The Company and its Subsidiaries are and have been, in compliance in all material respects with all Environmental, Health and Safety Requirements applicable to the Company, its Subsidiaries or the business of the Company.

(b) The Company and its Subsidiaries possess all material Environmental Permits necessary to own, lease, and operate its properties and assets and to conduct the business of the Company as currently conducted and proposed to be conducted. Schedule 3.14(b) of the Company Disclosure Letter sets forth a correct list of all such Environmental Permits. All such Environmental Permits are in full force and effect, and the Company and its Subsidiaries have performed all of their respective material obligations under and are and have been, in compliance in all material respects with all such Environmental Permits. Neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral notice from any Governmental Entity (a) indicating or alleging that the Company or any its Subsidiaries does not possess any Environmental Permit required to own, lease, and operate its properties and assets or to conduct the business of the Company as currently conducted or (b) threatening or seeking to withdraw, revoke, terminate, suspend or adversely renew, amend or modify any of the Company’s or its Subsidiaries’ Environmental Permits. None of the Company’s or any of its Subsidiaries’ Environmental Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

(c) To the Company’s Knowledge, there are no existing facts, events or conditions that could reasonably be expected to result in the Company or any of its Subsidiaries making any environmental capital expenditure after the Closing Date to comply with Environmental, Health and Safety Requirements or otherwise to prevent, hinder or limit the Company’s or any of its Subsidiaries’ ability to maintain compliance with Environmental, Health and Safety Requirements after the Closing Date.

(d) No written or, to the Company’s Knowledge, oral notice that remains unresolved has been received by the Company or any of its Subsidiaries claiming that (i) the operation of the business of the Company is in material violation of any Environmental, Health and Safety Requirements or Environmental Permit, (ii) the Company or any of its Subsidiaries has Liability arising under Environmental, Health and Safety Requirements or with respect to any material, chemical, substance, pollutant, contaminant or waste that is regulated or subject to standards of conduct, or that may give rise to Liability, under any Environmental Law or which is otherwise hazardous, toxic or harmful to human health or the environment, including (a) petroleum or any fraction thereof, (b) radiation and radioactive materials, (c) asbestos in any form, (d) polychlorinated biphenyls and (e) perfluoroalkyl and polyfluoroalkyl substances (a “Hazardous Substance”) or (iii) the Company or any of its Subsidiaries is responsible (or potentially responsible) for any action to (a) investigate, clean up, remediate, remove, respond or treat, or in any other way to address, a Release (as defined herein) or a threat of Release, including the performance of required studies, investigations, restoration or monitoring or (b) assess or restore the environment or natural resources (a “Remedial Action”) with respect to the operation of the business of the Company.

(e) There are no Actions pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries with respect to any Remedial Action, Hazardous Substance, Environmental, Health and Safety Requirements or Environmental Permit. Neither the Company nor any of its Subsidiaries has any outstanding obligation with respect to any Order pursuant to Environmental, Health and Safety Requirements.

(f) Neither the Company, any of its Subsidiaries, nor, to the Company’s Knowledge, any other Person has caused, contributed to or allowed any spill, emission, leaking, pumping, pouring, emptying, leaching, escaping, dumping, disposing, injection, deposit, dispersing, migration or discharge of any Hazardous Substance in, onto or through the environment (a “Release”) that could reasonably be expected to result in the Company or any of its Subsidiaries taking any Remedial Action or incurring any material Liability pursuant to Environmental, Health and Safety Requirements.

(g) Neither the Company, any of its Subsidiaries, nor, to the Company’s Knowledge, any other Person has exposed any Person to Hazardous Substances in connection with the operation of the business of the Company in a manner that could reasonably be expected to form the basis of a claim against the Company or any of its Subsidiaries under Environmental, Health and Safety Requirements. At no time has the Company or any its Subsidiaries designed, manufactured, sold, marketed, installed or distributed products or other items containing asbestos or perfluorinated or polyfluorinated alkyl substances.

(h) To the Company’s Knowledge, no Company Real Property or real property formerly owned, operated, or occupied by the Company or any of its Subsidiaries (i) has been, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) or any similar Law, placed or, to the Company’s Knowledge, proposed to be placed on the National Priorities List, the Superfund Enterprise Management System maintained by the United States Environmental Protection Agency (“SEMS”), or any state or regional equivalent list of known or suspected contaminated sites or (ii) to the Company’s Knowledge, is subject to a written claim, Order, or other written request or written demand to take Remedial Action.

(i) The Company has not sent, transported, accepted for transport, or arranged for transport any Hazardous Substances to any facility, site, or location which, to the Company’s Knowledge, (i) has been, pursuant to CERCLA or any similar Law, placed or proposed to be placed on the National Priorities List, the SEMS, or any state or regional equivalent list of known or suspected contaminated sites or (ii) is subject to a written claim, Order, or other request to take Remedial Action.

(j) Neither the Company nor any of its Subsidiaries has assumed by Contract or by operation of Law, or provided an indemnity with respect to Liabilities of any other Person under Environmental, Health and Safety Requirements.

(k) The Company has made available to Parent copies of environmental audits, assessments, reports, and other material environmental documents relating to the current and former operations and facilities of the Company which are in the Company’s possession, custody, or control.

3.15. Taxes. Except as set forth on Schedule 3.15 of the Company Disclosure Letter:

(a) All material Tax Returns of the Company and its Subsidiaries have been timely filed, and all other material filings in respect of Taxes have been made for the Company and its Subsidiaries, as required by applicable Law and each such Tax Return and filing is accurate and complete in all material respects. All material Taxes and estimated material Taxes owed by the Company and its Subsidiaries whether or not shown on such Tax Returns have been fully and timely paid as required by applicable Law, except for Taxes being contested in good faith by appropriate Actions and for which adequate reserves have been provided on the Interim Balance Sheet.

(b) None of the Company or any of its Subsidiaries has any Liability for a material amount of Taxes which has not been accrued for or reserved on Company’s Financial Statements, other than any Liability for unpaid Taxes that has been incurred in the ordinary course since the end of the last period for which Company and its Subsidiaries ordinarily record items on their Financial Statements.

(c) No Tax audit or other examination of any of the Company or any of its Subsidiaries is presently in progress. Neither the Company nor any of its Subsidiaries has been notified of any request or threat for such an audit or other examination. No material issues have been raised in any examination by any Governmental Entity of the Company or its Subsidiaries which, by application of similar principles, reasonably could be expected to result in a proposed adjustment to the Liability for Taxes for any other period not so examined. No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against the Company or any of its Subsidiaries that has not been paid or resolved.

(d) The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the reporting, payment, and withholding of Taxes and all Taxes which the Company or any of its Subsidiaries is required by Law to withhold or collect, including sales and use Taxes, goods and services Taxes, and all amounts required to be withheld for Taxes of any employee, independent contractor, creditor, customer, stockholder, or other Person have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities. All information returns required to be filed by the Company or its Subsidiaries have been filed, and all statements required to be furnished to payees by the Company or its Subsidiaries have been furnished to such payees, and the information set forth on such information returns and statements is accurate and complete.

(e) There are no Encumbrances for Taxes (other than Permitted Encumbrances for current Taxes not yet due and payable) on any of the properties or assets of the Company, its Subsidiaries or the Stock.

(f) None of the Company or any of its Subsidiaries has granted or been requested to grant any waiver of any statutes of limitations applicable to any claim for Taxes, and none of the Company nor any of its Subsidiaries has requested or been granted an extension of the time for filing any Tax Return.

(g) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any period ending after the Closing Date as a result of any: (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state, local or foreign Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date (other than such amounts that have been received or accrued in the ordinary course of business); (v) election under Section 108(i) of the Code (or similar provision of U.S. state, local or foreign Tax Law); (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date (other than such amounts that have been received or accrued in the ordinary course of business); or (vii) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Closing Date (other than such amounts that have been received or accrued in the ordinary course of business).

(i) There is no power of attorney given by or binding upon the Company or any of its Subsidiaries with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

(j) None of the Company or any its Subsidiaries is subject to or owns any joint venture, partnership, or other Contract which is treated as a partnership for Federal income Tax purposes.

(k) None of the Company or any of its Subsidiaries has ever been (i) a member of any affiliated group filing or required to file a consolidated, combined, unitary, or other similar Tax Return (other than any such group of which the Company is the common parent) or (ii) a party to or bound by, nor does it have or has it ever had any obligation under, any Tax sharing or Tax allocation agreement or similar Contract or arrangement (other than pursuant to customary commercial Contracts not primarily related to Taxes). Neither the Company nor any Subsidiary has any Liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local, or non-United States Law), as a transferee or successor, by Contract, or otherwise (other than pursuant to customary commercial Contracts not primarily related to Taxes).

(l) None of the Company or any of its Subsidiaries has, in any year for which the applicable statute of limitations remains open, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) [Reserved].

(n) None of the Company or any of its Subsidiaries has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(o) No written claim has been made within the past five (5) years by a Tax authority in a jurisdiction where Tax Returns with respect to the Company or any of its Subsidiaries are not filed asserting that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(p) Except as set forth on Schedule 3.15(p) of the Company Disclosure Schedule, the Company has never directly or indirectly owned any Subsidiary organized outside the United States. None of the Company or any of its Subsidiaries (i) has a permanent establishment or fixed place of business in any other country other than the United States; (ii) is subject to taxation or have any Tax filing obligations in any jurisdiction outside of the United States; or (iii) directly owns stock in any other corporation which is a passive foreign investment company within the meaning of Section 1297 of the Code or a controlled foreign corporation within the meaning of Section 957 of the Code.

(q) None of the Company or any of its Subsidiaries has requested or received a ruling from any taxing authority or signed a closing or other agreement with any taxing authority which would affect any Taxable period after the Closing Date.

(r) This Section 3.15 (and Section 3.12 and 3.13 as they relate to Taxes) constitute the exclusive representations and warranties of the Company with respect to Taxes and any claim for breach of representations and warranties with respect to Taxes shall be based solely on the representations made in this Section 3.15 (and Section 3.12 and 3.13 as they relate to Taxes) and shall not be based on the representations and warranties set forth in other provisions of this Agreement. No representation or warranty in this Section 3.15 shall be deemed to apply, directly or indirectly, with respect to any period (or portion thereof) ending after the Closing Date, except for the representations and warranties set forth in Sections 3.15(h), 3.15(q) or 3.15(s). Notwithstanding anything to the contrary in this Section 3.15, the Company makes no representation as to the amount of, or limitations on the use of, any net operating losses, capital losses, deductions, Tax credits and other similar items of the Company.

(s) Neither the Company nor any of its Subsidiaries has deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act.

3.16. Actions and Orders.

(a) Except as set forth on Schedule 3.16(a) of the Company Disclosure Letter, there are, and since January 1, 2017 have been, no Actions pending or, to the Company’s Knowledge, threatened in writing against the Company, its Subsidiaries or any of its or their respective officers, Employees, or Representatives in their capacities as such. Except as set forth on Schedule 3.16(a) of the Company Disclosure Letter, there are, and since January 1, 2017 have been, no Actions by the Company or any of its Subsidiaries pending against any other Person, and neither the Company nor any of its Subsidiaries intends to initiate any such Action. Except as set forth on Schedule 3.16(a) of the Company Disclosure Letter, the operation of the business of the Company is not, and since January 1, 2017 has not been, subject to any Order. The Company and its Subsidiaries are and have been in material compliance with all Orders set forth on Schedule 3.16(a) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries is a party to or bound by any Contract to settle or compromise any Action against it which has involved any obligation other than the payment of money or under which the Company or any of its Subsidiaries has any continuing Liability.

(b) There are no Actions pending or, to the Company’s Knowledge, threatened in writing by or against the Company with respect to this Agreement or the Transactions that, if determined adversely to the Company, would prevent or delay the consummation by the Company of the Transactions.

3.17. Compliance with Laws. Except as set forth on Schedule 3.17 of the Company Disclosure Letter, the Company and its Subsidiaries are, and during the past four (4) years have been, in compliance in all material respects with all Laws applicable to its properties, its assets, and the business of the Company. Neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral notice from a Governmental Entity alleging that the Company or any of its Subsidiaries is not in compliance with any applicable Law.

3.18. [Reserved].

3.19. Accounts Receivable. All accounts receivable of the Company and its Subsidiaries have arisen from bona fide transactions by the Company and its Subsidiaries in the ordinary course of business. All accounts receivable reflected in the Interim Balance Sheet are, to the Company’s Knowledge, collectible in the ordinary course of business at the aggregate recorded amounts thereof, net of any applicable allowance for doubtful accounts reflected in the Interim Balance Sheet, which allowance was calculated in accordance with the applicable Accounting Principle.

3.20. Inventory. The inventories of the Company and its Subsidiaries, including raw materials, supplies, work-in-process, finished goods, and other materials (collectively, the “Inventory”), (a) are in good, merchantable, and useable condition, (b) are reflected in the Interim Balance Sheet, and (c) are, in the case of finished goods, of a quality and quantity saleable in the ordinary course of business and are, in the case of all other Inventory, of a quality and quantity useable in the ordinary course of business.

3.21. Material Customers and Material Suppliers.

(a) Schedule 3.21(a) of the Company Disclosure Letter sets forth a correct list of (i) the top ten (10) customers of the Company (based on the total amount of sales to such customer) for the year ended December 31, 2020 (each, a “Material Customer”), showing the total amount of sales to each such Material Customer during the applicable period, and (ii) the top ten (10) suppliers to the Company or its Subsidiaries (based on total amount purchased from such supplier) for the year ended December 31, 2020 (each, a “Material Supplier”), showing the total amount of purchases by the Company and its Subsidiaries from each such Material Supplier during the applicable period.

(b) Except as set forth in Schedule 3.21(b) of the Company Disclosure Letter, since January 1, 2021, there has been (i) no materially adverse change in the business relationship, or any material dispute, between the Company or any of its Subsidiaries, on the one hand, and any Material Customer or Material Supplier, on the other hand, and (ii) to the Company’s Knowledge, no indication that any Material Customer or Material Supplier intends to materially reduce its purchases from or sales to, as applicable, the Company or any of its Subsidiaries or that any Material Customer or Material Supplier intends to terminate, not renew, or materially amend the terms and conditions of any Contract with the Company or any of its Subsidiaries.

(c) Since January 1, 2021, no Material Customer or Material Supplier has made any breach of contract, indemnification, or similar claim against the Company or any of its Subsidiaries.

3.22. Related Party Transactions.

(a) Except as set forth on Schedule 3.22(a) of the Company Disclosure Letter, to the Company’s Knowledge, no officer, director or Employee of the Company or any of its Subsidiaries, or to any individual in such officer’s, director’s or Employee’s immediate family (as such term is used under the Instructions to Item 404(a) of Regulation S-K of the Securities Act), (i) is a party to any Contract with the Company or its Subsidiaries, (ii) has an interest in any property (real or personal, tangible or intangible) owned, leased, or licensed by the Company or any of its Subsidiaries or otherwise used in the conduct of the business of the Company, (iii) provides any goods or services to the Company (other than in such Person’s capacity as an officer or Employee of the Company or any of its Subsidiaries), or (iv) to the Company’s Knowledge, has an interest in any Person that is a customer of, or supplier or vendor to, the Company or any of its Subsidiaries; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this Section 3.22(a).

3.23. Bank Accounts. Schedule 3.23 of the Company Disclosure Letter sets forth a correct list of all bank accounts, safe deposit boxes, and lock boxes maintained by or on behalf of the Company and its Subsidiaries and the Persons authorized to sign or otherwise act with respect thereto.

3.24. Insurance Policies. Schedule 3.24 of the Company Disclosure Letter sets forth a correct list of all material policies of fire, Liability, medical, workers’ compensation, title, and other forms of insurance owned or held by the Company or any of its Subsidiaries (collectively, the “Insurance Policies”). The Company has made available to Parent correct copies of all of the Insurance Policies. All of the Insurance Policies are valid, in full force and effect, and enforceable, all premiums thereunder that are required to have been paid as of the Agreement Date have been paid in full, and no written notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to any of the Insurance Policies. The Company and its Subsidiaries are and have been in compliance in all material respects with all such Insurance Policies. Taken together, the Insurance Policies provide adequate insurance coverage for the properties and assets of the Company and the operation of the business of the Company for all risks normally insured against by a Person carrying on the same business or businesses as the business of the Company and for all risks to which the Company and its Subsidiaries are normally exposed. Schedule 3.24 of the Company Disclosure Letter also sets forth a correct list of all claims which have been made by or on behalf of the Company or any of its Subsidiaries since January 1, 2017 under any of the Insurance Policies, including any claims that are currently pending.

3.25. Company Stockholder Consent. The only vote of the Stockholders required to adopt this Agreement and approve the Merger will be completed by the Company Stockholder Approval. No other vote of the Stockholders is required by Law, the Charter Documents, organizational documents of the Company, or any Contract to which the Company is a party to adopt this Agreement and approve the Merger.

3.26. Exchange Act. Neither the Company nor any of its Subsidiaries is currently (or has previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

3.27. Brokers. No broker, finder, or investment bank is entitled to any brokerage, finder’s, or similar fee or commission in connection with the transactions contemplated by this Agreement or any Related Agreement based upon arrangements made by or on behalf of the Company.

3.28. No Other Representations and Warranties. The Company acknowledges and agrees that, except as expressly set forth in Article III and the other Related Agreements (and, as of the Closing, in the Parent officer’s certificate), none of Parent, Merger Sub or any other Person has made, nor are any of them making, and the Company has not relied on (including in making its decision to enter into this Agreement and the other Related Agreements and to consummate the Transactions), any representation or warranty, written or oral, express or implied, at law or in equity, in respect of Parent, Merger Sub or their respective businesses or in connection with the Transactions, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed by the Company.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as of the Agreement Date and as of the Closing Date (except to the extent such representations and warranties refer to a specific date and then as of such date only) as follows:

4.1. Organization and Authorization. Each of Parent and Merger Sub is validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver, and perform this Agreement and its Related Agreements and to consummate the transactions contemplated by this Agreement and its Related Agreements. The execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and its Related Agreements and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and its Related Agreements have been validly authorized by all necessary action by the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of Merger Sub, and no other corporate action by Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. Each of Parent and Merger Sub has validly executed and delivered this Agreement and, at or prior to the Closing, each of Parent and Merger Sub will have validly executed and delivered each of its Related Agreements. This Agreement constitutes, and each Related Agreement of Parent or Merger Sub will at the Closing constitute, legal, valid, and binding obligations of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub in accordance with their respective terms, subject to the Enforceability Limitations.

4.2. Governmental Consents; No Conflicts.

(a) The execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and its Related Agreements, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and its Related Agreements, do not and will not require any consent of, filing, notification, or registration with any Governmental Entity, other than (i) any consent of, filing, notification, or registration with any Governmental Entity, the failure of which to be obtained would not be material to Parent or Merger Sub or prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement or any of its Related Agreements, (ii) any consent of, filing, notification, or registration with any Governmental Entity that is required as a result of any facts or circumstances relating solely to the Company, any Parent Stockholder, or any of their respective Affiliates, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) filing of notices, and expiration of the related waiting period, under the HSR Act and (v) the consents, filings, notifications, or registrations with any Governmental Entity set forth on Schedule 4.2(a).

(b) Except as set forth on Schedule 4.2(b), the execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and its applicable Related Agreements, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and its Related Agreements, do not and will not violate, conflict with, result in a breach, cancellation, or termination of, constitute a default under, result in the creation of any Encumbrance on any of the properties or assets of Parent or Merger Sub under, or result in a circumstance that, with or without notice or lapse of time or both, would constitute any of the foregoing under (i) any Law or Order applicable to or binding on Parent, Merger Sub, or any of their respective properties or assets, (ii) any material Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub, or any of their respective properties or assets is bound, (iii) any Permit held by Parent or Merger Sub, or (iv) any of the organizational documents of Parent or Merger Sub except, in the case of each of clauses (i), (ii), and (iii) above, where such violation, conflict, breach, cancellation, termination, or default would not prevent or delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement or any of its Related Agreements.

4.3. Actions. There are no Actions pending or, to Parent’s knowledge, threatened by or against Parent, Merger Sub, or any of their respective Affiliates with respect to this Agreement or the transactions contemplated by this Agreement or that, if determined adversely to Parent or Merger Sub, would prevent or delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement or any of its Related Agreements.

4.4. Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger, and since the date of its incorporation has engaged in no other business, conducted any operations, or incurred any Liabilities, other than in connection with the execution of this Agreement, the performance of its obligations under this Agreement, and matters ancillary thereto.

4.5. Brokers. No broker, finder, or investment bank is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any Related Agreement based upon arrangements made by or on behalf of Parent other than as set forth on Schedule 4.5.

4.6. Sufficiency of Funds. As of the Agreement Date, through the Closing, and until Parent’s payment obligations under this Agreement have been discharged in full, Parent has and will have sufficient freely available cash and cash equivalents to pay the Total Merger Consideration and otherwise discharge its payment obligations under Section 2.3 of this Agreement and to consummate the Transactions.

4.7. No Other Representations or Warranties. Each of Parent and Merger Sub acknowledge and agree that, except as expressly set forth in Article III and the other Related Agreements (and in the certificates delivered at Closing), none of the Company, any Company Indemnitor or any other Person has made, or is making, and neither Parent nor Merger Sub has relied on (including in making its decision to enter into this Agreement and the other Related Documents and to consummate the Transactions), any representation or warranty, written or oral, express or implied, at law or in equity, in respect of the Company or its business or in connection with the Transactions, including any representations or warranties about the accuracy or completeness of any information or documents previously provided and any other such representations and warranties are hereby expressly disclaimed by Parent and Merger Sub. In connection with the due diligence investigation of the Company by Parent and its Representatives, Parent and its Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent will have no claim against the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Parent further acknowledges and agrees that neither the Company nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives or advisors has made or is making any express or implied representation or warranty with respect to any such estimates, projections, forecasts, forward-looking statements or business plans.

Article V
CONDUCT OF COMPANY BUSINESS

5.1. Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, except as may be approved in advance by Parent in its sole discretion (provided, that such approval not to be unreasonably delayed, conditioned or withheld for purposes of clauses (b) and (c)), or as is otherwise expressly permitted or required by this Agreement and/or required by applicable Law, the Company shall:

(a) except as expressly set forth on Schedule 5.1 of the Company Disclosure Letter, conduct the business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Parent) and in compliance with applicable Law;

(b) (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees (other than termination for cause, provided that the Company shall have provided reasonable notice to Parent prior to such termination) and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;

(c) use commercially reasonable efforts to assure that each of its Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions;

(d) promptly notify Parent of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; and

(e) promptly notify Parent of any written notice or, to the Company’s Knowledge, any other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Permit is or about to be revoked or (iii) indicating that a Permit is required in any jurisdiction in which such Permit has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Parent (following the Effective Time) or the Company.

5.2. Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 5.1 and subject to applicable Law, except as expressly set forth on Schedule 5.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in advance in writing by Parent in its sole discretion, provided, that such approval not to be unreasonably delayed, conditioned or withheld in the cases of clauses (d), (f), (k), (l), (p), or (s)):

(a) Charter Documents. Amend its Charter Documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for purchases from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service and issuances in connection with the exercise of Company Options that are outstanding as of the Agreement Date;

(d) Material Contracts. (i) Enter into, amend, renew or materially modify any (A) Contract that would (if entered into, amended, renewed or modified prior to the Agreement Date) constitute a Material Contract, except that the Company may enter into Contracts with customers so long as such Contracts would not (if entered into, amended, renewed or modified prior to the Agreement Date) constitute a Material Contract described in Sections 3.10(a)(ii)-(iii), b(ii)-(iii), d(ii), (e) or (n), and are entered into in the Company’s ordinary course of business consistent with past practice, (B) other material Contract other than Contracts with customers described in clause (A) above, or (C) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, or waive any of the material terms of any of its Material Contracts, or (iii) enter into, amend, renew, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, renewed, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company (or, following consummation of the Merger, Parent or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Stockholders’ Representative to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (ii) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Warrants and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors; Company Board. Except as expressly contemplated by this Agreement or required by applicable Laws or the terms of any Company Employee Plan in effect as of the date hereof, (i) hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors (other than any such Person who has a total annualized base salary or base compensation of less than $150,000 and otherwise in the ordinary course of business consistent with past practice), (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of any employee of the Company (other than any such Person who has a total annualized base salary or base compensation of less than $150,000 and otherwise in the ordinary course of business consistent with past practice), (iii) enter into, amend or extend the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, or change of control agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Law) or (v) add any new members to the Company Board;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to Employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances;

(h) Intellectual Property. Except for entering into Standard Inbound IP Licenses in which the aggregate payments from the Company under the Contract are less than $25,000, and except for Standard Outbound IP Licenses, transfer or license from any Person any rights to any Intellectual Property, transfer or license to any Person any rights to any Company Intellectual Property;

(i) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice; provided, that the Company may continue to prosecute and file national and PCT applications in the normal course of business so as to preserve the rights to such inventions in a manner consistent with its practices prior to entering into this Agreement;

(j) Dispositions. Sell, lease, license or otherwise dispose of or encumber (other than Permitted Encumbrances) any of its material properties or material assets, other than sales and non-exclusive licenses of Company Products in the ordinary course of business consistent with its past practice, or enter into any Contract with respect to the foregoing;

(k) Leases. Enter into any operating lease in excess of $25,000 or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(l) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others in excess of $100,000 in the aggregate;

(m) Payment of Obligations. (i) Pay, discharge or satisfy (A) any Liability to any Person who is an officer, director or stockholder of the Company, other than compensation due for services as an officer, director, Employee or consultant, or (B) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Third Party Expenses, (ii) defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or (iii) give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice;

(n) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $100,000 in the aggregate;

(o) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(p) Termination or Waiver. Cancel, release or intentionally waive any claims or rights held by the Company, other than cancellations, releases or waivers made in the ordinary course of business consistent with past practice with respect to immaterial claims or rights;

(q) Employee Benefit Plans; Pay Increases. Except as expressly contemplated by this Agreement or required by applicable Laws or the terms of any Company Employee Plan in effect as of the date hereof, (i) adopt, terminate or amend any Company Employee Plan or other Company compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, (iii) pay any bonus or other incentive compensation to any employee or non-employee director or consultant, or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than, with respect to clauses (iii) and (iv), pursuant to preexisting plans, policies or Contracts that have been disclosed to Parent and are set forth on Schedule 5.2(q) of the Company Disclosure Letter or immaterial base salary or wage rate increases in the ordinary course of business consistent with past practice);

(r) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, change of control benefits, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been disclosed to Parent and are set forth on Schedule 5.2(r) of the Company Disclosure Letter);

(s) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the it notifies Parent promptly (but in no event later than five (5) days) following the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(t) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership, in each case other than acquisitions of inventory or equipment in the ordinary course of business consistent with past practice;

(u) Taxes. Make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, settle any material claim or assessment in respect of Taxes, enter into any material closing agreement or similar agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes (other than extensions to due dates to file Tax returns consistent with the Company’s past practice);

(v) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes of Law or in GAAP (to the extent applicable) as concurred with its independent accountants and after notice to Parent;

(w) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(x) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(y) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers, other than in the ordinary course of business;

(z) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 3.22(z) of the Company Disclosure Letter; and

(aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) above.

Nothing contained in this Agreement shall be deemed to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company prior to the Closing and consent shall not be required to do any of the foregoing if obtaining such consent would violate antitrust Law so long as advanced written notice is provided to Parent.

Article VI
ADDITIONAL AGREEMENTS

6.1. Company Board Recommendation, Stockholder Approval and Stockholder Notice.

(a) Neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger.

(b) Within ten (10) Business Days following the Agreement Date, the Company shall prepare, with the cooperation of Parent, and deliver to each Company Stockholder (other than the Company Stockholders who previously executed the Company Stockholder Consent), a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law and (iii) an information statement to the Company Stockholders. The Stockholder Notice shall include (x) a statement to the effect that the Company Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Transactions, and (y) such other information as Parent and the Company may agree is required or advisable under Delaware Law to be included therein. Following the delivery of the Stockholder Notice, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Parent, unless the Board determines upon advice of legal counsel that such amendment is required to comply with its duties under applicable Law in which case, the Company shall provide Parent with the right to review such amendment, to the extent legally permitted, and shall include Parent’s reasonable comments in such amendment. Each of Parent and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Parent or its counsel, may be required or advisable to be included under Delaware Law in the Stockholder Notice or in any amendment or supplement thereto, and Parent and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

(c) Prior to the Effective Time, the Company shall notify the Company Security Holders (other than the Company Stockholders so notified pursuant to Section 6.1(b)) of the Transaction, to the extent required by the terms and conditions of this Agreement, the Charter Documents (to the extent not previously waived), any Laws, or any agreement or instruments governing the Company Securities (other than the Company Capital Stock).

6.2. No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and will instruct its Representatives to not, directly or indirectly, (i) solicit, willingly encourage others to solicit, or willingly encourage, facilitate or accept any discussions, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any stockholders of the Company. The Company will, and will instruct its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 6.2 to instruct such Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.2.

(b) The Company shall promptly (but in any event, within the shorter of one (1) Business Day and 36 hours) notify Parent in writing after receipt by the Company (or, to the Knowledge of the Company, by any of its Representatives), of (i) any Acquisition Proposal, or (ii) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Parent and its Representatives reasonably expected to be in connection with a potential Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal to the extent such disclosure is not prohibited pursuant to the terms of a nondisclosure agreement in place prior to the execution of the letter of intent between the Company and the Parent, dated May 10, 2021. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal.

6.3. Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed that certain Confidentiality Agreement dated January 19, 2021, by and between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence; provided that Parent may disclose this Agreement to the extent it deems necessary or appropriate in order to comply with any applicable law, rule or regulation, including the rules of the SEC and/or a national securities exchange. At no time shall the Company or its Representatives hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of Parent. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms (i) to any Person, to the extent that Parent or Merger Sub has previously publicly disclosed such terms, (ii) to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), (iii) to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with applicable Law (including in connection with the making of any filings required under the HSR Act and to respond to requests for information or documents made by a Governmental Entity in connection with its investigation of the Transactions described herein) and the rules of the primary exchange on which such party is then listed and (iv) in the case of Parent and Merger Sub, to the extent required by applicable Law (including securities laws, including without limitation the Securities Exchange Act of 1934) or the rules and regulations of the New York Stock Exchange or any other securities exchange on which Parent’s securities may then be listed. The Stockholders’ Representative hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Representative were a party thereto. Notwithstanding any restrictions contained herein or in the Confidentiality Agreement, (A) the Stockholders’ Representative shall be permitted to (i) after the public announcement of the Merger, if any, publicly announce that it has been engaged to serve as the Stockholders’ Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof; and (ii) disclose information as required by law or to employees, advisors, agents or consultants of the Stockholders’ Representative and to the Company Indemnitors, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto and (B) shall not be bound by (i) Section 14 (Non-Solicitation) of the Confidentiality Agreement or (ii) Section 10 (Return of Information) for the duration of the Stockholders’ Representative’s engagement hereunder. With respect to the Stockholders’ Representative, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Stockholders’ Representative after the Closing or relating to the period after the Closing.

(b) The Company shall not, and the Company shall cause each of its Representatives not to issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Parent’s name or refer to Parent directly or indirectly in connection with Parent’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent, unless required by applicable Law, including in connection with the making of any filings required under the HSR Act and to respond to requests for information or documents made by a Governmental Entity in connection with its investigation of the Transactions described herein (after such party’s outside legal counsel determines such disclosure is required). Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement and provided that such parties are advised as to the confidential nature of such information and instructed to keep such information confidential, (i) the Company may otherwise communicate in the ordinary course of business with its employees as it deems appropriate, (ii) the Company may make communications to Company Stockholders necessary for the Company to obtain the Company Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement, or except as consistent with and to the extent of previous public disclosures by Parent or Merger Sub relating to terms of this Agreement or the Transactions and (iii) the Company Stockholders may disclose the terms of this Agreement or the transactions contemplated hereby, including the Transactions, to their limited partners and potential investors (who are bound by customary obligations of confidentiality with respect to such information). Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Parent may be permitted to make such public communications regarding this Agreement or the Transactions as Parent may determine is reasonable and appropriate, subject, in the case of such communications prior to Closing, other than in its current and periodic filings required under the rules of the SEC, to prior consultation with the Company (prior to Closing).

6.4. Reasonable Efforts.

(a) Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Section 2.2, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

(b) Without limiting the generality of the foregoing, each of Parent and the Company shall, as soon as practicable, if not already filed as of the date hereof, make initial filings required under the HSR Act no later than fifteen (15) days after the Agreement Date. Any fees for filings required under the HSR Act shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the Company at the time such fees are due. The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Each party hereto shall use commercially reasonable efforts to (i) respond as promptly as practicable to any request for additional information regarding the transactions contemplated by this Agreement; (ii) promptly notify each other of any substantive communication concerning the transactions contemplated by this Agreement from any governmental entity; (iii) not participate or agree to participate in any meeting or substantive discussion in person or by video or telephone with any Governmental Entity relating to any filing or investigation concerning the transactions contemplated hereby unless it consults with the other party in advance and invites the other party’s representatives to attend, unless the Governmental Entity prohibits such attendance; (iv) consult and cooperate with one another, and consider in good faith the views of one another, in connection with the preparation of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other antitrust Law, and (v) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions made by such party to any Governmental Entity in connection with this Agreement. In addition, any party may, as it deems advisable and necessary, reasonably designate any confidential and competitively sensitive material provided to the other parties under this Section 6.4(b) as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of Parent and the Company.

(c) Each of Parent and the Company shall use its respective reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable antitrust or competition Laws, including responding promptly to and complying with any requests for information relating to this Agreement from any Governmental Entity charged with enforcing, applying, administering or investigating the any antitrust or competition Laws.

(d) Notwithstanding anything to the contrary herein (i) Parent shall not have any obligation to litigate or contest any such material Action or Order resulting therefrom and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for (A) the sale, license, divestiture, or other disposition or holding separate of any material assets of Parent or the Company or any of their respective Affiliates, (B) the imposition of any material limitation or material restriction on the ability of Parent or any of its Affiliates to freely conduct their business or, following the Closing, the business of the Company, or (C) any material limitation or material regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the Company. In no event is the Company required to agree to or to actually take any action involving the sale, license, divestiture, or other disposition or holding separate of any of its assets or the entering into, amending, or termination of any contacts or other conduct remedies that is not contingent upon the Closing.

(e) Parent shall not merge with or acquire, or agree to merge with or acquire, any other person, or acquire or agree to acquire a substantial portion of the assets of or equity in any other person, before consummating the Merger, if such action would reasonably be expected to adversely affect or materially delay the approval by any Governmental Entity, or the expiration or termination of any waiting period under antitrust Law, in connection with the transactions contemplated hereby.

6.5. Third-Party Consents; Notices.

(a) The Company shall, upon Parent’s request, use commercially reasonable efforts to obtain prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 6.5(a) (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 3.3(b) of the Disclosure Schedule if entered into prior to the Agreement Date) (as applicable).

(b) The Company shall give all notices and other information required to be given to the Employees of the Company, any collective bargaining unit representing any group of Employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Law in connection with the Transactions.

6.6. Actions. The Company shall (i) notify Parent in writing promptly after learning of any Action initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or current or former Company Stockholders in their capacity as such (a “New Litigation Claim”) and (ii) notify Parent of ongoing material developments in any New Litigation Claim or any litigation claim pending against the Company as of the Agreement Date.

6.7. Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, and subject to compliance with applicable Law, (i) the Company shall afford Parent and its Representatives reasonable access during normal business hours, with reasonable advance written notice, in a manner so as to not unduly interfere with the normal business operations of the Company to (A) the Company’s properties, books, Contracts and records (including personnel records), provided that, such access may be limited to the extent the Company reasonably determines, in light of COVID-19 or COVID-19 measures, that such access would jeopardize the health and safety of any employee of the Company and (B) all other information concerning the business, properties and personnel of the Company as Parent may reasonably request and (ii) the Company shall provide to Parent and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and work papers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party, and (D) receipts received for any Taxes paid to foreign Tax Authorities; provided, further, that such access may be limited (i) with respect to any information the disclosure of which would waive any attorney-client privilege held by the Company or breach any duty of confidentiality owed to any Person without the consent of the beneficiary thereof, (ii) with respect to any document or information regarding the Company’s entry into or conducting of a competitive sale process prior to the execution of the letter of intent between the Company and the Parent, dated May 10, 2021, (iii) with respect to any investigation, sampling or testing of any environmental media or building materials at any properties of the Company that in any such case require materially invasive procedures on such property, and (iv) with respect to any document or information the disclosure of which would be in violation of applicable Laws of any Governmental Entity (including the HSR Act and any foreign or other antitrust Law) or the provisions of any agreement to which the Company became a party prior to the date of this Agreement. Parent shall comply with, and shall cause its representatives to comply with, all of their obligations under the Confidentiality Agreement with respect to the information disclosed pursuant to this Section 6.7 and the Confidentiality Agreement will remain in full force and effect.

(b) Subject to compliance with applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Parent with one or more Representatives of Parent to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

6.8. Closing Spreadsheet. The Company shall prepare and deliver to Parent a spreadsheet (the “Closing Spreadsheet”) at least three (3) Business Days prior to the Closing and reasonably satisfactory to Parent, which Closing Spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(a) the names of all the Company Security Holders and their respective addresses, taxpayer identification or social security numbers, as applicable, and, where available, email addresses;

(b) the number and class of shares of Company Capital Stock held by each of the Company Stockholders, including the respective certificate numbers and stockholder name exactly as shown on such certificate, and the date of acquisition of all shares of Company Capital Stock held by such Stockholder;

(c) the number of shares of Company Capital Stock subject to, and the exercise price per share in effect for, each Company Option and Company Warrant;

(d) the vesting status and schedule with respect to Company Options;

(e) for each Company Option that was exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price;

(f) the calculation of Total Merger Consideration, the Aggregate Exercise Price Amount, Per Share Common Consideration, Per Share Series A1 Consideration, Per Share Series A2 Consideration, Per Share Series B Consideration, Per Share Series C Consideration, Per Share Series D Consideration, Closing Working Capital, the Total Outstanding Shares, and the Total Outstanding Securities;

(g) the Persons to whom Closing Indebtedness is owed and their respective payoff amounts and wire transfer instructions;

(h) the Persons to whom Closing Third Party Expenses are owed and their respective payoff amounts and wire transfer instructions;

(i) the amount of cash payable to each Company Security Holder in accordance with the terms of this Agreement in exchange for the Company Securities held by such Person, including, with respect to each Company Security Holder, such holder’s aggregate (1) Per Share Common Consideration, Per Share Series A1 Consideration, Per Share Series A2 Consideration, Per Shares Series B Consideration, Per Share Series C Consideration, Per Share Series D Consideration (each, as and if applicable), (2) Vested Company Option Cash Out Amount, (3) amount of Warrant Consideration, (4) amount retained pursuant to the Adjustment Escrow Amount, (5) amount retained pursuant to the Indemnity Escrow Amount, and (6) amount contributed to the Expense Fund; and

(j) with respect to each Company Indemnitor, that Company Indemnitor’s Pro Rata Portion.

6.9. Expenses. Whether or not the Merger is consummated, except as otherwise set forth herein, each of the Company and Parent shall bear its own, and its respective legal, auditors’, financial advisors’ and other representatives’ fees and other expenses incurred with respect to this Agreement and the Transactions.

6.10. Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans intended to include a Section 401(k) arrangement (the “401(k) Plans”), (unless Parent provides written notice to the Company no later than five (5) Business Days prior to the Closing Date that such 401(k) plans shall not be terminated). The Company shall provide Parent with reasonably satisfactory evidence that such 401(k) Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to reasonable review and approval by Parent. In the event that termination of the 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall use commercially reasonable efforts to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent. Notwithstanding anything contained herein or in this Agreement to the contrary, the Company shall not terminate the Plans.

6.11. Corporate Matters. The Company shall retain at its principal office, and make available to Parent, all original minute books containing the records of all proceedings, consents, actions and meetings of the board of directors (other than portions of such minutes relating to the transactions contemplated hereby, or any alternative thereto contemplated by the Board prior to the date of the letter of intent between the Company and Parent, dated May 10, 2021), committees of the boards of directors and the stockholders of the Company and the stock ledgers, journals and other records reflecting all stock issuances and transfers.

6.12. Tax Matters.

(a) Cooperation. Each of Parent, the Stockholders’ Representative and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Action with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Company, and the Stockholders’ Representative agree to (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective Taxable periods plus ninety (90) days, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) use commercially reasonable efforts to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests, Parent and the Stockholders’ Representative, as the case may be, shall allow the other party to take possession of such books and records.

(b) Pre-Closing Tax Returns. Parent shall prepare and timely file or cause to be prepared and timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company and its Subsidiaries first due after the Closing Date that include any Pre-Closing Tax Period (such Tax Returns, the “Parent Prepared Returns”). Parent shall prepare Parent Prepared Returns for any Taxable period that ends on or before the Closing Date in a manner consistent with the past practice of the Company and its Subsidiaries, to the extent consistent with applicable Law and shall timely pay any Taxes shown thereon (subject to its indemnification rights pursuant to this Agreement). At least twenty (20) days prior to the due date for any Parent Prepared Return, taking into account any extension, Parent shall provide the Stockholders’ Representative with a draft copy of such Tax Return for review and comments; provided, that no delay or failure on the part of Parent in delivering any such Parent Prepared Return shall cause any Indemnified Party to forfeit any indemnification rights under Article VIII except to the extent that the Company Indemnitors are materially prejudiced by such delay or failure. Parent shall, in good faith, consider any reasonable changes to any Parent Prepared Return suggested by the Stockholders’ Representative. If the Parties are unable to agree on such changes, the matter will be referred to the Independent Tax Accountant in accordance with the procedures set forth in Section 6.12(h).

(c) Transfer Taxes. All transfer, sales, use, stamp, conveyance, real property transfer, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne fifty percent by the Company Security Holders and fifty percent by Parent. The party responsible by applicable Law for filing any Tax Return relating to Transfer Taxes shall be responsible for filing such Tax Return and the other party shall cooperate with the filing party in the filing of any such Tax Returns with respect to Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns.

(d) Tax Actions. Parent will not, and will not cause the Surviving Corporation or its Subsidiaries to, take any of the following actions with respect to Taxes or Tax Returns of the Company or its Subsidiaries in each case for any Pre-Closing Tax Period: (i) amend any previously filed Tax Return of the Company or its Subsidiaries, (ii) change any Tax election or accounting method with respect to the Company or its Subsidiaries, (iii) make any Tax election under Sections 338 or 336(e) (or comparable provisions of state, local or foreign Tax Law) with respect to the Company or its Subsidiaries, or (iv) voluntarily approach any Governmental Entity with respect to any Tax matter that could reasonably be expected to have an effect on a Pre-Closing Tax Period. Notwithstanding anything to the contrary set forth in this Agreement, (i) Parent will not, and will not cause the Surviving Corporation or its Subsidiaries or any Affiliates of any of the foregoing to voluntarily approach (or make any filings to) any Governmental Entity with respect to the matter set forth in Section 8.2(a)(x) and further described in Schedule E, and (ii) no portion of the amounts referred to in Section 8.2(a)(x) and set forth on Schedule E shall be treated as an item of Indebtedness, a Third Party Expense, Restricted Cash, or shall otherwise reduce the Merger Consideration or the purchase price hereunder.

(e) The Company Indemnitors shall be entitled to (A) any Tax refunds that are received by the Company or any of its Subsidiaries (or by Parent in respect of the Company or any of its Subsidiaries), and (B) any amounts credited against Tax to which the Company or any of its Subsidiaries (or Parent in respect of the Company or any of its Subsidiaries) become entitled, in each case, that relate to any Pre-Closing Tax Period and were paid by the Company before the Closing, or indemnified pursuant to this Agreement or that reduce the purchase payable to Company Stockholders or other Persons under this Agreement, in each case net of any expenses, including Taxes, incurred in respect thereof. Parent shall pay over to the Payment Agent (for further distribution to the Company Indemnitors) any such refund or the amount of such credit within five (5) days after receipt of such refund or the filing of the Tax Return applying such credit. Parent, at the request of the Stockholders’ Representative, shall file any amended Tax Return and take all other commercially reasonable actions necessary to obtain any such Tax refund or claim any such Tax credit. The maximum amount of payments that may be made pursuant to this Section 6.12(e) is $500,000.

(f) With respect to any claim or other matter relating to Taxes (a “Tax Claim”) that relates solely to a Pre-Closing Tax Period, the Stockholders’ Representative shall control such Tax Claim, including the defense and settlement of such Tax Claim, unless the Stockholders’ Representative otherwise informs Parent in writing; provided that the Stockholders’ Representative (i) shall keep Parent reasonably informed concerning the progress of such Tax Claim, (ii) shall provide Parent copies of all correspondence and other documents relevant to such Tax Claim, and (iii) shall not settle such Tax Claim without the consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed. Parent shall have the right (but not the duty) to participate in the defense of any such Tax Claim and to employ counsel, at its own expense, separate from the counsel employed by the Stockholders’ Representative. With respect to any Tax Claim that does not relate solely to a Pre-Closing Tax Period, Parent shall control such Tax Claim, including the defense and settlement of such Tax Claim, provided that Parent (x) shall keep the Stockholders’ Representative reasonably informed concerning the progress of such Tax Claim, (y) provide the Stockholders’ Representative copies of all correspondence and other documents relevant to such Tax Claim, and (z) shall not settle such claim without the consent of the Stockholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed. The Stockholders’ Representative shall have the right (but not the duty) to participate in the defense of any such Tax Claim and to employ counsel, at its own expense, separate from the counsel employed by Parent. To the extent of any conflict between this Section 6.12(f) and Article 8 with respect to the control of indemnification claims, this Section 6.12(f) shall control.

(g) For purposes of this Agreement, the parties hereto agree that: (i) no portion of the Merger Consideration shall be allocable to, or separate consideration for, any restrictive covenant (including but not limited to any covenant not to compete or covenant not to solicit); (ii) all Tax deductions applicable to the transactions set forth herein (including but not limited to any deductions attributable to compensatory payments and success-based fees hereunder) shall be allocated to the Pre-Closing Tax Period of the Company to the maximum extent permitted by applicable Law (and the Parent shall insure that the election referred to in Rev. Proc. 2001-29 is timely made to the extent of any relevant expenses); (iii) the rights of Company Stockholders to the Escrow Fund and any Tax refunds shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Laws, as appropriate, and if and to the extent any amount is released from the Indemnity Escrow Fund to Sellers or any Tax refunds are paid to Sellers, interest may be imputed on such amount if required by Section 483 or 1274 of the Code; and (iv) the Expense Cash shall be treated as having been received and voluntarily set aside by Company Stockholders on the Closing Date, and no Tax withholding or reporting shall be required in connection with the distribution of any portion of the Expense Cash to Company Stockholders other than as required by Section 2.4.

(h) If pursuant to Section 6.12(b) there is a dispute with respect to changes proposed to a Parent Prepared Return, such dispute is to be resolved pursuant to this Section . In such event, Parent and the Stockholders’ Representative shall attempt to negotiate an agreeable resolution for up to ten (10) Business Days after notification of the dispute is received by a party. If Parent and the Stockholders’ Representative are unable to resolve any such dispute concerning a Parent Prepared Return within such period, the dispute shall be submitted to an independent accountant of national standing that is mutually agreeable to the parties (the “Independent Accountant”). The parties shall cooperate with any requests for information made by the Independent Accountant. No party may speak to the Independent Accountant in connection with the disputed issue without the presence (including by telephone) of the other party, and each party shall concurrently copy the other party on all written correspondence with the Independent Accountant. The Independent Accountant shall only make a determination of the issues in dispute, shall determine the outcome based on the position that the Independent Accountant determines is most reasonable, and shall render its decision as soon as practicable. Such decision of the Independent Accountant shall be final and binding on the parties, absent manifest error. The costs and expenses of the Independent Accountant shall be borne 50% by Parent and 50% by the Company Indemnitors. If during the process of resolving a dispute concerning a Parent Prepared Return such Tax return becomes due (taking into account valid extensions, which shall be obtained if available), then Parent may file such Tax return or cause such Tax return to be filed reflecting any changes that were agreed upon prior to filing. If as a result of the resolution of the dispute it is determined that such Tax return should have been prepared differently, to the extent permitted by applicable Law and requested by the other party, such Tax return shall be amended and refiled accordingly.

6.13. Parachute Payment Waivers. The Company shall take commercially reasonable efforts to obtain and deliver to Parent prior to the initiation of the requisite stockholder approval procedure under Section 6.14, a Parachute Payment Waiver from each Person who the Company reasonably believes could be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 6.14, and who might otherwise have, receive or have the right or entitlement to receive a Section 280G Payment (as defined below) to the extent the value thereof exceeds three times such Person’s “base amount” determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the 280G Stockholder Approval is obtained pursuant to Section 6.14.

6.14. 280G Stockholder Solicitation. Prior to the Closing Date, the Company shall submit to the Company Stockholders, for approval by such Company Stockholders holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a proposal for the right of any such “disqualified individual” who has executed a Parachute Payment Waiver to receive the Section 280G Payments. “Section 280G Payments” means any payments and/or benefits provided pursuant to Company Employee Plans or other plans, programs, arrangements or Contracts that would reasonably be expected to result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that causes the payments and/or benefits to not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code. Such stockholder approval and consent materials shall be subject to prior reasonable review by Parent. Any such stockholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to the Closing, the Company shall deliver to Parent written notification and documentation reasonably satisfactory to Parent that (i) a vote of the holders of Company Capital Stock was solicited in accordance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 6.14. In addition, prior to the Company’s delivery of such materials to Parent, Parent shall provide in writing to the Company the relevant details of all payments, benefits and arrangements, if any, to be entered into with or otherwise provided to any “disqualified individual” by Parent or any Affiliate or Subsidiary of Parent, in each case prior to or on the Closing Date and that could reasonably be expected to be taken into account in determining whether any payments and benefits constitute “parachute payment” pursuant to Section 280G of the Code with respect to any such Person in connection with the transactions under this Agreement.

6.15. Director and Officer Indemnification.

(a) Prior to the Closing, the Company shall purchase, at the Company Stockholders’ expense, an extended reporting period endorsement (the “Company D&O Tail Policy”) under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers that shall provide such directors and officers with coverage for six (6) years following the Effective Time and that provides at least the same coverage in scope and amount as the existing coverage and have other terms not materially less favorable in the aggregate to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. The cost of any Company D&O Tail Policy shall be considered a Third Party Expense for purposes of this Agreement. At or prior to the Closing, the Company shall provide a copy of the Company D&O Tail Policy to Parent, along with written confirmation from the insurance provider that the Company D&O Tail Policy will be bound at Closing. Parent shall not, and shall cause the Surviving Corporation not to, cancel or change the Company D&O Tail Policy in any respect.

(b) From and after the Effective Time, and until the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to Persons who on or prior to the Effective Time are or were directors and/or officers of the Company (the “Company Indemnified Parties”) pursuant to any indemnification provisions under the Charter Documents and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties that are listed on Schedule 6.15(a) of the Company Disclosure Letter; provided, however, that (i) the foregoing obligations shall be subject to any limitation imposed by applicable Laws, and (ii) no Company Indemnified Party shall have any right of contribution, indemnification or right of advancement from Parent, Surviving Corporation, or their respective successors with respect to any Losses claimed by any of the Indemnified Parties against such Company Indemnified Party in his or her capacity as a Company Indemnitor pursuant to this Agreement.

(c) If the Surviving Corporation (or any of its successors or assigns) (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any other Person (including by dissolution, liquidation, assignment for the benefit of creditors or similar action), then, and in each such case, Parent shall cause proper provision to be made so that such other Person fully assumes the obligations set forth in this Section 6.15.

(d) The provisions of this Section 6.15 shall survive the Closing and shall not be terminated or modified in such a manner as to adversely affect any Company Indemnified Party to whom this Section 6.15 applies without the consent of such affected Company Indemnified Party. This Section 6.15 shall be for the irrevocable benefit of, and shall be enforceable by, each of the Company Indemnified Parties and his or her respective heirs, executors, administrators, estates, successors and assigns, and each such Person shall be an express intended third party beneficiary of this Agreement for such purposes.

6.16. Employee Matters.

(a) Parent agrees that as of the Closing Date, and for a period of at least twelve (12) months thereafter (or until termination of employment, if earlier), Parent shall provide, or shall cause the Surviving Corporation or one of Parent’s other Subsidiaries to provide, to each Continuing Employee, (i) an annual base salary or an hourly wage rate, as applicable, that is not less than that provided to such Continuing Employee immediately prior to the Closing, and (ii) employee benefits that are reasonably comparable, in the aggregate, to those provided to such Continuing Employee by the Company as of the date hereof or, if the provision of such benefits package is not reasonably practicable, employee benefits that are reasonably comparable, in the aggregate, to those provided to employees of Parent and its Subsidiaries working in substantially similar positions. All Continuing Employees shall either (i) be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time) or (ii) if Parent or the Surviving Corporation terminates any such Company Employee Plan that is a health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in Parent or the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing coverage under a Company Employee Plan in which such Continuing Employee participated immediately prior to the Effective Time or to the extent as similarly situated employees of Parent, as applicable. Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates shall treat, and shall cause each employee benefit plan, program, arrangement, agreement, policy or commitment sponsored or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates following the Closing and in which any Continuing Employee (or the spouse, domestic partner or any dependent of any Continuing Employee) participates or is eligible to participate (each, a “Parent Benefit Plan”) to treat, for all purposes (including eligibility to participate, vesting and level and accrual of benefits, other than accrual of benefits under any “defined benefit plan,” as defined in Section 3(35) of ERISA), all service with the Company (and predecessor employers to the extent that the Company or any Company Employee Plan provides past service credit) as service with Parent, the Surviving Corporation and their respective Subsidiaries. Parent, the Surviving Corporation and their respective Subsidiaries shall use commercially reasonable efforts to cause each Parent Benefit Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations with respect to the Continuing Employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not included under the corresponding Company Employee Plan, and (ii) to recognize for each Continuing Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Benefit Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under the corresponding Company Employee Plan during the plan year in which occurs the later of the Closing Date and the date on which the Continuing Employee begins participating in such Parent Benefit Plan; provided, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Employee or in violation of ERISA.

(b) The provisions of this Section 6.16 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.16 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.16 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with the Company, Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment. Nothing in this Agreement shall be deemed to limit the right of Parent to change or modify the terms and conditions of employment for any Continuing Employee, or to amend or terminate any employee benefit plan of Parent at any time.

(c) At or promptly following the Effective Time, Parent shall assume shares reserved for issuance, but unissued, under the 2009 Plan; provided, however, that the number of such shares shall be appropriately adjusted to account for the Merger by multiplying such number by the exchange ratio described on Schedule 6.16(c) hereto (and rounding down to the nearest whole number) and issuance of such assumed shares shall be subject to such other limitations as are prescribed by New York Stock Exchange (“NYSE”) rules. At or within three (3) Business Days following the Closing, Parent shall make option awards exercisable for shares of Parent Common Stock to certain Continuing Employees and continuing consultants of the Company having an aggregate fair market value equal as set forth on Schedule 6.16(c) hereto to the Employees named in and in the amounts set forth on Schedule 6.16(c) (“Company Employee Option Awards”). The terms of the Company Employee Option Awards, including vesting requirements, are set forth on Schedule 6.16(c). The Company Employee Option Awards shall be issued pursuant to the 2009 Plan and will consist of options for shares of Parent Common Stock and will otherwise be in compliance with applicable NYSE requirements. Parent will file as soon as reasonably practicable following Closing, but in any event prior to the first vesting date of any Company Employee Option Award, a registration statement on Form S-8 (or a post-effective amendment to an existing registration statement on Form S-8) to register the shares issuable upon exercise of the Company Employee Option Awards.

Article VII
TERMINATION

7.1. Termination. Except as provided in Section 7.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing only:

(a) by mutual agreement of the Company and Parent;

(b) by Parent or the Company if the Closing Date shall not have occurred by 90 days after the Agreement Date (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(c) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 2.2(b)(i) and 2.2(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within thirty (30) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(a) and 2.2(b) for the benefit of Parent are incapable of being satisfied on or before the End Date; or

(d) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Parent contained in this Agreement such that the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within thirty (30) calendar days after written notice thereof to Parent; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(a) and 2.2(c) for the benefit of the Company are incapable of being satisfied on or before the End Date.

7.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Merger Sub or the Company, or their respective officers, directors or stockholders, if applicable; provided, however, that each party hereto and each Person shall remain liable for any Liability for Fraud or willful breaches of this Agreement, Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement that occurred prior to such termination; and provided further, however, that, the provisions of Sections 6.3 (Confidentiality; Public Disclosure), 6.9 (Expenses), Article X (General Provisions) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VII.

Article VIII
POST-CLOSING INDEMNIFICATION

8.1. Survival of Representations and Warranties.

(a) Company Representations and Warranties. The representations and warranties of the Company set forth in this Agreement or in the Company Officer’s Certificate shall survive until 11:59 p.m. (New York time) on the date that is two (2) years following the Closing Date; provided, however, that in the event of Fraud with respect to a representation or warranty, such representation or warranty shall survive indefinitely; provided, further, that (i) the Fundamental Representations shall survive the Closing and continue in full force and effect until the expiration of the statute of limitations applicable to the subject matter of such representations or warranties and not general breach of contracts claims, and (ii) the Tax Representations shall survive the Closing and shall continue in full force and effect until the date that is three (3) years following the Closing Date; provided, further, that with respect to any inaccuracy or breach of any representation or warranty of the Company with respect which a claim is made hereunder prior to the Expiration Date, such representation or warranty shall survive as to such claim until such claim has been fully and finally resolved. The date on which a representation or warranty expires is referred to as the “Expiration Date,” and no new claim, except for Fraud, for a breach of any representation or warranty contained in this Agreement may be made after such date. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties under applicable Law. The expiration of any representation and warranty of the Company shall not affect any indemnification claim for breaches of representations or warranties of the Company with respect to the matters set forth in a corresponding written Indemnification Claim Notice if a written Indemnification Claim Notice with respect to such indemnification claim is delivered in accordance with Section 8.4 below prior to the Expiration Date of such representation and warranty.

(b) Parent and Merger Sub Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall terminate at the Effective Time.

(c) Covenants. The covenants or agreements contained in this Agreement that contemplate performance after the Closing will continue in full force and effect after the Closing in accordance with their terms until fully performed (the applicable date of expiration of any covenant in this Agreement being a “Covenant Termination Date”). No new claim for a breach of any covenant contained in this Agreement may be made after the expiration of the Covenant Termination Date of such covenant.

(d) Special Indemnities. Except for Fraud, no claim for Closing Working Capital, Closing Working Capital Adjustment, or Closing Cash pursuant to clauses (v) or (vi) of Section 8.2(a) may be made after the resolution of the matters as set forth in Section 1.4. No claim pursuant to clause (iv) of Section 8.2(a) may be made after the expiration of the applicable statute of limitations with respect to such matters. No claim pursuant to clause (ix) or (x) of Section 8.2(a) may be made after thirty (30) days after the date that is three (3) years following the Closing Date. The expiration of any claim period set forth in this Section 8.1(d) shall not affect any indemnification claim with respect to the matters set forth in a corresponding written Indemnification Claim Notice if a written Indemnification Claim Notice with respect to such indemnification claim is delivered in accordance with Section 8.4 below prior to any such expiration date.

8.2. Indemnification.

(a) From and after and by virtue of the Merger, the Company Indemnitors shall jointly, to the extent of the Indemnity Escrow Amount, in accordance with each Company Indemnitor’s Pro Rata Portion, indemnify and hold harmless Parent and its directors, officers, employees, affiliates (including the Surviving Corporation), agents and other representatives (the “Indemnified Parties”), from and against all Losses paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (regardless of whether or not such Losses relate to any third party claims), resulting from or arising out of any of the following:

(i) any breach of or inaccuracy in, or failure to be true, as of the Agreement Date or as of the Effective Time as if made as of the Effective Time (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), a representation or warranty of the Company (other than the Fundamental Representations or Tax Representations) contained in this Agreement or the Related Agreements;

(ii) any breach of or inaccuracy in, or failure to be true, as of the Agreement Date or as of the Effective Time as if made as of the Effective Time (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), any Fundamental Representation and Tax Representation;

(iii) any failure by the Company to perform or comply with any of its covenants or agreements set forth in this Agreement or the Related Agreements;

(iv) regardless of the disclosure of any matter set forth in the Company Disclosure Letter, (A) any inaccuracy in any information, or breach of any representation or warranty, set forth in the Closing Spreadsheet or (B) any claim by or on behalf of any Person that such Person is entitled to receive, in respect of such Company Securities, any amounts in excess of the amounts indicated on the Closing Spreadsheet in connection with the Transaction;

(v) regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any Closing Third Party Expenses, Post-Closing Payroll Taxes or Closing Indebtedness, in each case, to the extent not included in the calculation of Total Merger Consideration;

(vi) any Post-Closing Deficit owed pursuant to Section 1.4(e);

(vii) any Fraud on the part of the Company or any of its Representatives in connection with this Agreement or the Related Agreements;

(viii) any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and any other Losses paid, incurred, suffered or sustained in respect of any Dissenting Shares, including all attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding in respect of Dissenting Shares;

(ix) regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any Pre-Closing Taxes (but only to the extent in excess of the amount of such Taxes included in the Estimated Closing Statement) and excluding such Taxes to the extent such Taxes were included in the Post-Closing Statement and actually reduced the Total Merger Consideration; and

(x) regardless of any disclosure or anything to the contrary contained herein or in the Company Disclosure Letter and without duplication of any amounts that may represent Losses under any other provision of this Agreement, any payment made to the U.S. government or any of its agencies to satisfy the accrued tax liability contained on the Interim Balance Sheet and further defined on Schedule E as the “CARES Act Liability”, in an amount equal to such payment, whether it is less than, equal to or in excess of the amount accrued as a liability on the Interim Balance Sheet.

(b) Notwithstanding anything herein to the contrary, for purposes of Sections 8.2(a)(i) and 8.2(a)(ii), the amount of Losses arising from a breach of a representation or warranty (but not whether a breach actually occurred) shall be determined without regard to any qualification based on materiality, Company Material Adverse Effect or similar qualifier contained in such representation or warranty; provided, however, that, in no event shall (A) “Material Contract” be read to mean “Contract” or (B) the term “Company Material Adverse Effect” be read out of Section 3.5(b). The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement. Other than with respect to any claim for Fraud, no Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder. Nothing in this Agreement shall limit the right of Parent or any other Indemnified Party to pursue remedies under any Related Agreement (other than certificates) against the parties thereto.

(c) This Article VIII and Section 1.4 shall be the sole and exclusive remedies of the Indemnified Parties (as defined below) from and after the Effective Time for any claims arising under this Agreement, including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement; provided, however, that (i) this Section 8.2(c) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief and (ii) nothing in this Agreement shall limit the Liability of a Company Indemnitor (and this Article VIII shall not be the sole and exclusive remedy for such Indemnified Party) in connection with a claim based on Fraud committed by such Company Indemnitor.

8.3. Limitations on Indemnification.

(a) Except in the case of Fraud, the Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 8.2(a)(i) (i) unless and until the Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least $900,000 in Losses in the aggregate (the “Threshold Amount”), at which time the Indemnified Parties shall be indemnified dollar-for-dollar for the full amount of all indemnifiable Losses paid, incurred, suffered or sustained by the Indemnified Parties in excess of the Threshold Amount or (ii) for any individual item (or series of related items arising from the same or substantially similar facts or circumstances) where the Loss relating to such claim (or series of claims arising from the same or substantially similar facts or circumstances) is less than $10,000 and such individual items (or series of related items) will not count toward determining whether or not the Threshold Amount has been reached.

(b) Subject to Section 8.3(d), except in the case of Fraud, the Company Indemnitors’ indemnity obligations for Losses under Sections 8.2(a) will be limited, in the aggregate, to an amount equal to the Indemnity Escrow Amount, less any amounts previously paid out of the Indemnity Escrow Amount to satisfy the Losses claimed under Sections 8.2(a) (the “Cap”).

(c) Subject to Section 8.3(d) and except in the case of Fraud, the Indemnified Parties’ sole and exclusive sources of recovery for indemnification claims under Section 8.2 shall be recourse against the Indemnity Escrow Amount.

(d) Subject to the limitations set forth in Section 8.3, the Indemnified Parties shall (i) be entitled to bring indemnification claims directly against the Company Stockholders in their roles as Company Indemnitors and (ii) be permitted to recover Losses directly from the Company Stockholders for indemnification claims pursuant to Sections 8.2(a) only with respect to claims for Fraud, if and only to the extent that the Indemnity Escrow Amount is no longer available, it being agreed that the Indemnified Parties shall look first to the Indemnity Escrow Amount.

(e) Any amount of Losses will be calculated: (i) without regard to any punitive, exemplary, special, incidental, or consequential damages unless any such punitive, exemplary, special, incidental, or consequential damages are actually awarded to a third party (provided that all such anticipated Losses may be preliminarily included by an Indemnified Party in an Indemnification Claim Notice); (ii) such that reasonable and documented costs and expenses incurred in investigating, defending or resolving any applicable claim under this Article VIII shall constitute Losses if and solely to the extent that such underlying claim is indemnifiable hereunder; and (iii) with respect to Losses incurred in respect of any representation in Section 3.15, only to the extent in excess of the amount of such Taxes that were included in the Estimated Closing Statement, and excluding such Taxes to the extent such Taxes were included in the Post-Closing Statement and actually reduced the Total Merger Consideration.

(f) With respect to each claim for indemnification hereunder, Parent shall use commercially reasonable efforts to assert all claims under all applicable insurance policies, and the amount of any Losses that are subject to indemnification under this Article VIII shall be calculated net of the amount of any insurance proceeds, indemnification payments or reimbursements actually received by the Indemnified Parties from third parties (other than the Company Indemnitors) in respect of such Losses (net of any costs or expenses incurred in obtaining such insurance, indemnification or reimbursement, including any increases in insurance premiums or retro-premium adjustments resulting from such recovery) and net of any Tax benefits actually realized or that may be realized by the Parent or any of its Affiliates in connection with the Loss (net of any costs or expenses incurred in obtaining such Tax benefit) in the taxable year in which the Loss is incurred or within the immediately following taxable year. In the event that an insurance recovery is received by any Indemnified Party with respect to any Losses for which any such Person has been indemnified and which Losses such Person had received from the Company Indemnitors hereunder, then a refund equal to the aggregate amount of the recovery (net of costs and expenses incurred in recovering such amounts, and net of any resulting insurance premiums with respect to insurance policies) payable in respect of Company Capital Stock and Company Warrants shall be made to the Payment Agent for distribution to the applicable Company Indemnitors, in each case, in accordance with each such Company Indemnitor’s respective Pro Rata Portion.

(g) Any Losses for indemnification under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement, or being indemnifiable pursuant to more than one clause of Section 8.2(a).

(h) Notwithstanding any other provision of this Agreement, the Company Indemnitors shall not have any Liability or indemnification obligation for any Taxes of the Company or its Subsidiaries (i) resulting from any election made under Section 338 or 336(e) of the Code with respect to the Merger, (ii) resulting from any action taken by the Company at the direction of Parent on the Closing Date after the Closing outside of the ordinary course of business or (iii) the ability of Parent, the Surviving Corporation or any of their Affiliates to utilize any net operating losses, Tax credits, Tax basis, or other Tax attribute of the Company or its Subsidiaries in any Tax period or portion thereof (including any Straddle Tax Period) beginning on or after the Closing Date.

8.4. Indemnification Claim Procedures.

(a) Subject to the limitations set forth in Section 8.1, if an Indemnified Party wishes to make an indemnification claim under this Article VIII, including for a Third Party Claim (as defined below) such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Stockholders’ Representative (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) describing in reasonable detail (A) the amount of claimed Losses (to the extent known and reasonably quantifiable by Parent), and (B) the basis for such anticipated Liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Parent may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof.

(b) If the Stockholders’ Representative on behalf of the Company Indemnitors shall not object in writing within the twenty (20) Business Day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Stockholders’ Representative on behalf of the Company Indemnitors (or the applicable Company Indemnitor) that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice.

(c) In the event that the Stockholders’ Representative shall timely deliver an Indemnification Claim Objection Notice in accordance with Section 8.4(b), (or in the event that indemnification is being sought hereunder directly from an Company Indemnitor, if such Company Indemnitor shall object to any claim or claims made in any Indemnification Claim Notice to recover claims directly from such Company Indemnitor within twenty (20) Business Days after delivery of such Indemnification Claim Notice), the Stockholders’ Representative (or such objecting Company Indemnitor) and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders’ Representative (or such objecting Company Indemnitor) and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. Should the remaining Indemnity Escrow Amount, if any, be insufficient to satisfy in whole the amount to be paid to an Indemnified Party in accordance with such memorandum, then, subject to the limitations set forth in this Article VIII, each Company Indemnitor shall, within ten (10) Business Days following the date of such memorandum, pay to the Indemnified Party, such Company Indemnitor’s Pro Rata Portion of such shortfall in cash.

(d) If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of an Indemnification Claim Objection Notice, Parent may file suit in accordance with Section 10.8 and Section 10.9.

8.5. Third Party Claims. In the event Parent becomes aware of a third party claim (a “Third Party Claim”) which Parent reasonably believes may result in a claim for indemnification pursuant to this Article VIII, Parent shall promptly notify the Stockholders’ Representative of such claim with an Indemnification Claim Notice (a “Third Party Notice”), and the Third Party Notice shall be accompanied by copies of any documentation submitted by the third party making such Third Party Claim, if any; provided, that no delay or failure on the part of Parent in delivering a Third Party Notice shall cause any Indemnified Party to forfeit any indemnification rights under this Article VIII except to the extent that the Company Indemnitors are materially prejudiced by such delay or failure. Upon receipt of a Third Party Notice, except in the case of Third Party Claims (i) in which the remedy sought in such Third Party Claim includes an injunction or equitable relief against Parent or (ii) arising in connection with a criminal proceeding against Parent, the Stockholders’ Representative shall be entitled (on behalf of the Company Indemnitors), to assume control the defense of such Third Party Claim; provided, however, that the Stockholders’ Representative may only assume control of such defense if (x) it acknowledges in writing to Parent that any damages, fines, costs or other liabilities that may be assessed against Parent in connection with such Third Party Claim shall constitute Losses for which the Parent shall be indemnified pursuant, and subject to the limitations of, to this Article VIII if proven true, and (y) the claimant seeks the recovery of a sum of money that does not exceed the then-current balance of the Indemnity Escrow Fund (as reduced by the amount of all other pending claims against the funds in the account within the Indemnity Escrow Fund and assuming the full amount of such claims were actually paid), and, provided further, that (i) the assumption of defense by the Stockholders’ Representative shall relate solely to the claim, liability or expense that is subject to indemnification hereunder; (ii) the Stockholders’ Representative must take reasonable steps to conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard; and, (iii) Parent may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim. The Stockholders’ Representative will not consent to the entry of any order or enter into any settlement with respect to the Third Party Claim without the prior consent of Parent (which will not be unreasonably withheld, conditioned or delayed) unless the order or proposed settlement (i) includes an unconditional release of all liability of Parent with respect to such Third Party Claim, and (ii) involves only the payment of money damages by the Stockholders’ Representative and does not impose an injunction or other equitable relief upon Parent. So long as the Stockholders’ Representative has assumed and is conducting the defense of the Third Party Claim in accordance with this Section 8.5, Parent will not consent to the entry of any order or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Stockholders’ Representative (which shall not be unreasonably withheld, conditioned or delayed). In the event the Stockholders’ Representative does not or is not entitled to assume the defense of a Third Party Claim, (i) Parent may defend against, and consent to the entry of any order or enter in any settlement with respect to the Third Party Claim only with the prior consent of the Stockholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed) unless in connection with a settlement where the proposed settlement is in an amount less than or equal to $250,000, (ii) the Indemnified Party will consult with the Stockholders’ Representative with respect to strategic and planning matters in connection with such Third Party Claim, and (iii) Parent will use its commercially reasonable efforts to keep the Stockholders’ Representative reasonably informed in all material respects of the status of such Third Party Claim.

8.6. Duty to Mitigate. Parent shall take and shall cause its Affiliates to take all commercially reasonable steps to mitigate any Losses upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto (it being understood that, without in any way limiting what constitutes a Loss hereunder, the out-of-pocket costs and expenses associated with any such mitigation shall be considered indemnifiable Losses hereunder).

Article IX
STOCKHOLDERS’ REPRESENTATIVE

9.1. Appointment and Authority of Stockholders’ Representative.

(a) By virtue of the adoption of this Agreement and approval of the Merger by the Company Stockholders, each of the Company Indemnitors shall be deemed to have agreed to appoint Shareholder Representative Services LLC as his, her or its agent and attorney-in-fact, as the Stockholders’ Representative for and on behalf of the Company Indemnitors to give and receive notices and communications in respect of indemnification claims under this Agreement, any Related Agreement or any of the transactions and other matters contemplated hereby and thereby, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any indemnification claims under Article VIII, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any such indemnification claim by any Indemnified Party hereunder against any Company Indemnitor or by any such Company Indemnitor against any Indemnified Party or any dispute between any such Indemnified Party and any such Company Indemnitor, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Company Indemnitors from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that in no case shall the Stockholders’ Representative be a Key Employee or any other current or former employee of Parent or its Affiliates, and provided further that the Stockholders’ Representative may not be removed unless Company Indemnitors whose aggregate Pro Rata Portion of the Indemnity Escrow Amount equals more than fifty percent (50%) agree to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, a vacancy in the position of Stockholders’ Representative may be filled by Company Indemnitors whose aggregate Pro Rata Portion of the Indemnity Escrow Amount equals more than fifty percent (50%). No bond shall be required of the Stockholders’ Representative. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from the Company Indemnitors. For the avoidance of doubt, after Closing, in no event may the Stockholders’ Representative take any action which would increase the liabilities or obligations of any Company Indemnitor beyond what is contemplated by this Agreement or any Related Agreement, without the prior written consent of such Company Indemnitor. Notwithstanding the foregoing, for the avoidance of doubt, the Stockholders’ Representative consenting to all or a portion of an indemnification claim in accordance with the procedures set forth in this Agreement or the Escrow Agreement, or entering into a settlement agreement with respect thereto, shall not be deemed to require the prior written consent of such Company Indemnitors pursuant to the previous sentence. Parent, Merger Sub and their Affiliates consent to the appointment of the Stockholders’ Representative.

(b) Exculpation and Indemnification of Company Stockholders’ Representative. The Stockholders’ Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Stockholders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Company Indemnitors shall indemnify the Stockholders’ Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Company Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Stockholders’ Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Company Indemnitors under this Agreement at such time as such amounts would otherwise be distributable to the Company Indemnitors; provided, that while the Stockholders’ Representative may be paid from the aforementioned sources of funds, this does not relieve the Company Indemnitors from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Company Indemnitors or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Indemnitors set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholders’ Representative or the termination of this Agreement. A decision, act, consent or instruction of the Stockholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 10.3 or Section 10.4, shall constitute a decision of the Company Indemnitors and shall be final, conclusive and binding upon the Company Indemnitors; and the Parent may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of the Company Indemnitors. The Parent is hereby relieved from any Liability to any Person for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

(c) Expense Cash.

(i) The Expense Cash shall be deposited with the Stockholders’ Representative, to constitute an expense fund (the “Expense Fund”) and to be governed by the provisions set forth herein. The Expense Cash shall be available to reimburse the Stockholders’ Representative for any Representative Losses reasonably and actually incurred by the Stockholders’ Representative. As soon as reasonably determined by the Stockholders’ Representative that the Expense Cash is no longer required to be withheld, the Stockholders’ Representative shall deposit the remaining balance of the Expense Cash (if any) with the Surviving Corporation or the Payment Agent, as applicable, for further distribution to the Company Indemnitors in proportion to their respective Pro Rata Portions; provided, that, if there are any pending but unresolved indemnification claims of any Indemnified Parties, then all amounts shall remain in escrow and remain available for release to the Stockholders’ Representative until all indemnification claims have been finally resolved and the Stockholders’ Representative has been reimbursed in full for all Representative Losses reasonably and actually incurred and thereafter any remaining Expense Cash shall be released to the respective Company Indemnitors (by the Surviving Corporation or the Payment Agent, as applicable) in proportion to their respective Pro Rata Portions. In the event such Representative Losses exceed the remaining amount of Expense Cash, the Stockholders’ Representative shall be entitled to recover such expenses following the expiration of the Indemnity Escrow Period from the Indemnity Escrow Amounts otherwise distributable to or for the benefit of the Company Indemnitors only at the time of distribution of such amounts (and not distributed or distributable to an Indemnified Party or subject to a pending indemnification claim of an Indemnified Party) pursuant to the terms hereof, and such recovery will be made from the Company Indemnitors according to their respective Pro Rata Portions. No provision of this Agreement shall require the Stockholders’ Representative to expend or risk its own funds or otherwise incur any financial Liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement. For clarity, no Indemnified Party shall have any Liability with respect to the Expense Cash, including with respect to the distribution, investment, holding and disposition thereof.

(ii) The Stockholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or Liability for any loss of principal of the Expense Cash other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Cash, and has no tax reporting or income distribution obligations. The Company Indemnitors will not receive any interest or earnings on the Expense Cash and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative may contribute funds to the Expense Cash from any consideration otherwise distributable to the Company Indemnitors.

(iii) For income Tax purposes, the Expense Cash shall be treated as having been received and voluntarily set aside by the Company Indemnitors on the Closing Date, and any Tax withholding required with respect to a Company Indemnitor’s deemed receipt of its Pro Rata Portion of the Expense Cash on the Closing Date shall be satisfied from such Company Indemnitor’s share of Total Merger Consideration received at Closing pursuant to Section 2.3(b)(i).

(d) The Stockholders’ Representative shall be entitled to the reasonable assistance of the Company’s former officers and employees for purposes of performing its duties and exercising its rights hereunder; provided, that the Stockholders’ Representative shall treat confidentially and not use or disclose the terms of this Agreement or any nonpublic information from or about the Surviving Corporation to anyone (except to the Company Stockholders’ or the Stockholders’ Representative’s employees, attorneys, accountants, financial advisors or authorized representatives on a need to know basis, in each case who agree to treat such information confidentially); provided, however, that neither Parent nor the Surviving Corporation shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would jeopardize the protection of attorney-client privilege. The Stockholders’ Representative shall enter into a separate customary confidentiality agreement prior to being provided access to such information if requested by Parent.

(e) The powers, immunities and rights to indemnification granted to the Stockholders’ Representative hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Indemnitor and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Indemnitor of the whole or any fraction of his, her or its interest in the Indemnity Escrow Amount. The Stockholders’ Representative shall be entitled to: (i) rely upon the Closing Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Indemnitor or other party.

(f) Each Company Indemnitor, by acceptance of consideration under this Agreement and/or completion and execution of a Letter of Transmittal, acknowledges and accepts the terms and conditions set forth in that certain engagement letter dated as of the date hereof (the “Engagement Letter”), by and among certain Company Indemnitors (constituting in excess of a majority of the Company Capital Stock) named therein and the Stockholders’ Representative.

Article X
GENERAL PROVISIONS

10.1. Certain Interpretations. When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Company Material Adverse Effect.” A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.2. Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by facsimile or electronic mail transmission (in each case with receipt verified by electronic confirmation), or (iii) one (1) Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address, facsimile telephone number or electronic mail address set forth beneath the name of such party below (or to such other address, facsimile telephone number or electronic mail address as such party shall have specified in a written notice given to the other parties hereto):

(a)	if to Parent or Merger Sub, to:

Danimer Scientific, Inc.

140 Industrial Boulevard

Bainbridge, GA 39817

Attention: Stephen E. Croskrey

Email: croskrey@danimer.com

Telephone No.: (229) 243-7075

with a copy (which shall not constitute notice) to:

Kane Kessler, P.C.

600 Third Avenue, 35th Floor

New York, NY 10016

Attention: Robert L. Lawrence; Aris Haigian

Email: rlawrence@kanekessler.com; ahaigian@kanekessler.com

(b)	if to the Company (prior to the Closing), to:

Novomer, Inc.

275 Buell Rd.

Rochester, NY 14624

Attention: Jeffrey Uhrig

Email: juhrig@novomer.com

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

Attention: Alfred L. Browne III; Heather W. Harrington

Email: abrowne@cooley.com; hharrington@cooley.com

(c)	if to the Stockholders’ Representative, to:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Telephone: (303) 648-4085

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

Attention: Alfred L. Browne III; Heather W. Harrington

Email: abrowne@cooley.com; hharrington@cooley.com

10.3. Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought. For purposes of this Section 10.3, the Company Security Holders are deemed to have agreed that any amendment of this Agreement signed by the Stockholders’ Representative shall be binding upon and effective against the Company Security Holders whether or not they have signed such amendment, except that any amendment made in accordance with this sentence shall not (i) alter or change the amount or kind of consideration to be received on conversion of Company Capital Stock or (ii) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the Company Stockholders immediately before the Effective Time.

10.4. Time is of the Essence; Extension and Waiver. Time is of the essence of this Agreement. Parent, on the one hand, and the Company (prior to the Closing) and the Stockholders’ Representative (after the Closing), on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such waiving party. For purposes of this Section 10.4, the Company Stockholders are deemed to have agreed that any extension or waiver signed by the Stockholders’ Representative shall be binding upon and effective against all Company Security Holders whether or not they have signed such extension or waiver.

10.5. Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.

10.6. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.7. Specific Performance and Other Remedies.

(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to seek a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Action.

(b) Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c) The liability of any Person under Article VIII will be in addition to, and not exclusive of, any other Liability that such Person may have at Law or in equity based on such Person’s Fraudulent acts or omissions. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article VIII, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at Law or in equity against a Person based on such Person’s Fraudulent acts or omissions, nor will any such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in any such claim for Fraud, (ii) the time period during which a claim for Fraud may be brought or (iii) the recourse which any such party may seek against another Person with respect to a claim for such Person’s Fraud.

10.8. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction).

10.9. Exclusive Jurisdiction; Waiver of Jury Trial.

(a) EXCEPT WITH RESPECT TO THE RESOLUTION OF DISPUTE STATEMENTS IN ACCORDANCE WITH SECTION 1.4(d), EACH PARTY AGREES: (A) TO SUBMIT TO THE EXCLUSIVE JURISDICTION FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) (SUCH COURTS, INCLUDING APPELLATE COURTS THEREFROM, THE “SPECIFIED COURTS”) FOR ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT; (B) TO COMMENCE ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT ONLY IN THE SPECIFIED COURTS; (C) THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE, OR DOCUMENT BY U.S. REGISTERED MAIL TO THE ADDRESS OF SUCH PARTY SET FORTH IN SECTION 10.2 WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY PROCEEDING BROUGHT AGAINST SUCH PARTY IN ANY OF THE SPECIFIED COURTS; (D) TO WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN THE SPECIFIED COURTS; AND (E) TO WAIVE AND NOT TO PLEAD OR CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN ANY OF THE SPECIFIED COURTS HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE RELATED AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9(b).

10.10. Entire Agreement. This Agreement, the Exhibits, Annexes and Schedules hereto, the Company Disclosure Letter, the Confidentiality Agreement, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder.

10.11. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in DocuSign and/or .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

10.12. Third Party Beneficiaries. The Company Stockholders, acting through the Stockholders’ Representative (and solely through the Stockholders’ Representative), are intended to be express third party beneficiaries of this Agreement.

10.13. Attorney-Client Privilege; Continued Representation.

(a) If the Stockholders’ Representative so desires, acting on behalf of the Securityholders and without the need for any consent or waiver by the Company or Parent, Cooley LLP (“Cooley”) shall be permitted to represent the Company Indemnitors and the Stockholders’ Representative after the Closing in connection with any matter, including without limitation, anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Company Indemnitors, the Stockholders’ Representative, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Parent, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to the Company Indemnitors or the Stockholders’ Representative consents in writing at the time to such engagement. Any such representation of the Company by Cooley after the Closing shall not affect the foregoing provisions hereof. Notwithstanding the foregoing, in the event that a dispute arises between Parent and the Company, on one hand, and a third party other than a party to this Agreement, on the other hand, after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Cooley or any other legal counsel of the Company Security Holders to such third party.

(b) All communications involving attorney-client confidences between a Company Indemnitor, its Affiliates or the Company and Cooley in the course of the negotiation, documentation and consummation of the Merger and the transactions contemplated hereby shall be deemed to be attorney-client confidences and communications that belong solely to the Company Indemnitors and their Affiliates, and not that of the Surviving Corporation, following the Closing, and may be waived only by the Stockholders’ Representative. Absent the consent of the Stockholders’ Representative, neither Parent nor the Surviving Corporation shall have a right to access attorney-client privileged material of the Company related to the Merger and the transactions contemplated hereby following the Closing and neither the Parent nor the Surviving Corporation shall assert that the attorney-client privilege of the Company related to the Merger was waived due to the inadvertent transfer of attorney-client privileged material after the Closing (either because they were included in the computer server(s) of the Surviving Corporation or were otherwise within the records of the Surviving Corporation after the Closing).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Stockholders’ Representative have caused this Agreement to be executed as of the date first written above.

DANIMER SCIENTIFIC, INC.

By:	/s/ Stephen E. Croskrey
	Name:	Stephen E. Croskrey
	Title:	Chief Executive Officer

SUNSHINE MERGER CORP.

By:	/s/ Stephen E. Croskrey
	Name:	Stephen E. Croskrey
	Title:	President

NOVOMER, INC.

By:	/s/ Jeffrey Uhrig
	Name:	Jeffrey Uhrig
	Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholders’ Representative

By:	/s/ Sam Riffe
	Name:	Sam Riffe
	Title:	Managing Director

ANNEX A

CERTAIN DEFINED TERMS

“2007 Plan” shall mean the Novomer, Inc. 2007 Stock Incentive Plan.

“2009 Plan” shall mean the Novomer, Inc. 2009 Stock Incentive Plan.

“Accounting Principles” means (i) with respect to the Audited Financial Statements, in accordance with GAAP, as consistently applied by the Company for pre-Closing periods; (ii) with respect to all other uses of such term, in accordance with GAAP, except for the variances from GAAP set forth on Schedule E, as consistently applied by the Company for pre-Closing periods.

“Accounting Firm” is defined in Section 1.4(e).

“Acquisition Proposal” shall mean, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving an Acquisition Transaction.

“Acquisition Transaction” shall mean (i) the purchase, issuance, grant, or disposition of any capital stock or other securities of the Company, or of all or any part of the material assets of the Company (excluding issuances pursuant to equity incentives previously granted under the Plan, or in the normal course in connection with the issuance of equity to existing or new employees, and excluding sales of Company Products in the ordinary course of business) or (ii) any merger, consolidation, business combination or similar transaction involving the Company, in each case other than with Parent or its Affiliates.

“Action” shall mean any action, suit, complaint, litigation, investigation, audit, proceeding, arbitration or other similar dispute.

“Adjustment Escrow Amount” shall mean an amount equal to $2,000,000.

“Affiliate” of any Person shall mean another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

“Aggregate Exercise Price Amount” shall mean an amount equal to (a) the aggregate exercise price of all Vested Company Options cancelled and converted into the right to receive the Vested Company Option Cash Out Amount pursuant to Section 1.3(c)(i), plus (b) the aggregate exercise price of all Company Warrants cancelled and converted into the right to receive the Warrant Consideration pursuant to Section 1.3(d).

“Aggregate Liquidation Preference” shall mean an amount equal to (i) the Aggregate Series A1 Liquidation Preference, plus (ii) the Aggregate Series A2 Liquidation Preference, plus (iii) the Aggregate Series B Liquidation Preference, plus (iv) the Aggregate Series C Liquidation Preference, plus (v) the Aggregate Series D Liquidation Preference.

“Aggregate Series A1 Liquidation Preference” means $0.7667 multiplied by each outstanding share of Company Series A1 Preferred Stock immediately prior to the Effective Time.

“Aggregate Series A2 Liquidation Preference” means $0.83019 multiplied by each outstanding share of Company Series A2 Preferred Stock immediately prior to the Effective Time.

“Aggregate Series B Liquidation Preference” means $0.5943 multiplied by each outstanding share of Company Series B Preferred Stock immediately prior to the Effective Time.

“Aggregate Series C Liquidation Preference” means (a) the Per Share Series C Consideration, less the Per Share Common Consideration (b) multiplied by each outstanding share of Company Series C Preferred Stock immediately prior to the Effective Time.

“Aggregate Series D Liquidation Preference” means $1.63 multiplied by each outstanding share of Company Series D Preferred Stock immediately prior to the Effective Time.

“Agreement” is defined in the Preamble.

“Agreement Date” is defined in the Preamble.

“Audited Financial Statements” is defined in Section 3.4(a).

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York are authorized or obligated by Law or executive order to close.

“Cancelled Shares” is defined in Section 1.3(b)(viii).

“Cap” is defined in Section 8.3(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Certificate of Merger” is defined in Section 1.1(a).

“Charter Documents” is defined in Section 3.1(d).

“Closing” is defined in Section 2.1.

“Closing Cash” shall mean the cash (excluding Restricted Cash) and cash equivalents of the Company, reduced by outstanding checks issued by the Company, and increased by checks received by the Company but not yet cleared, as of immediately prior to the Effective Time; provided that only checks that have cleared as of the date of delivery of the Post-Closing Statement pursuant to Section 1.4 shall be included in Closing Cash in connection with determining the final Post-Closing Statement pursuant to Section 1.4.

“Closing Date” is defined in Section 2.1.

“Closing Indebtedness” shall mean the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company as of immediately prior to the Effective Time, including any penalties or premiums that would be associated with the full repayment and retirement of such Indebtedness (whether prior to or following the Effective Time).

“Closing Payroll Taxes” means Transaction Payroll Taxes to the extent such Taxes are not Post-Closing Payroll Taxes.

“Closing Spreadsheet” is defined in Section 6.8.

“Closing Third Party Expenses” shall mean unpaid Third Party Expenses of the Company as of immediately prior to the Effective Time.

“Closing Working Capital” shall mean, as of immediately prior to the Closing, an amount (whether positive or negative) equal to (i) the current assets of the Company (excluding Closing Cash, Restricted Cash, Tax assets, deferred professional services costs and deferred commissions of the Company) less (ii) the current Liabilities of the Company (other than deferred revenue (including deferred professional services revenue), deferred tax liabilities, Third Party Expenses, and Indebtedness), in each case, as calculated in accordance with the Accounting Principles applicable to the Interim Balance Sheet and reflecting such other adjustments as have been set forth in the Sample Working Capital Statement (as defined below). For the avoidance of doubt, a sample working capital statement calculating the Closing Working Capital as of June 30, 2021 in accordance with the Accounting Principles applicable to the Interim Balance Sheet and such other adjustments as have been agreed to by the Parties is set forth on Schedule A for illustrative purposes only (the “Sample Working Capital Statement”), and only those accounts described within the Sample Working Capital statement shall be included in the calculation of Closing Working Capital.

“Closing Working Capital Adjustment” shall mean (a) the amount (expressed as a negative number) by which the Closing Working Capital is less than the Target Working Capital Amount, if the amount of Closing Working Capital is less than the Target Working Capital Amount, (b) the amount (expressed as a positive number) by which the amount of Closing Working Capital is greater than the Target Working Capital Amount, if the amount of Closing Working Capital is greater than the Target Working Capital Amount, and (c) zero dollars ($0) if the Closing Working Capital is equal to the Target Working Capital Amount.

“COBRA” shall mean the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and Sections 601 through 608 of ERISA, and any similar and applicable state or local statute, and, in each case, any official guidance promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Board” is defined in Section 1.3(c)(iii).

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Closing Financial Certificate” shall mean a certificate executed by the Chief Executive Officer of the Company dated as of the Closing Date, certifying, as of the Closing, to each item set forth on the Pre-Closing WC Statement, the Estimated Closing Statement and the Closing Spreadsheet.

“Company Common Stock” shall mean shares of common stock, par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time.

“Company D&O Tail Policy” is defined in Section 6.15(a).

“Company Disclosure Letter” shall mean the disclosure letter of the Company dated as of the Agreement Date and delivered to Parent concurrently with the execution of this Agreement.

“Company Employee Plan” is defined in Section 3.12(a).

“Company Employees Option Awards” is defined in Section 6.16(c).

“Company Indemnified Parties” is defined in Section 6.15(b).

“Company Indemnitors” shall mean the Company Stockholders, Company Option Holders (other than Company Option Holders whose only Company Options are Out-of-the-Money Options) and Company Warrantholders (other than Company Warrantholders whose only Company Warrants are Out-of-the-Money Warrants).

“Company Knowledge” or “Knowledge of the Company” (or any derivation thereof) shall mean, with respect to the Company, the actual knowledge of the individuals listed on Schedule G, after due inquiry.

“Company Material Adverse Effect” shall mean any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or would reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, financial condition or results of operations of the Company taken as a whole, other than any Effect arising out of, resulting from or attributable to (a) changes generally affecting the U.S. or global economy, financial or securities markets; (b) any outbreak or escalation of war or any act of terrorism or any escalation or material worsening thereof; (c) any adoption, implementation, repeal, modification, reinterpretation or proposal of any Law, regulation or policy by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, in each case, after the date hereof, including any changes in GAAP (or other applicable accounting standards); (d) the taking of any specific action, or refraining from taking any specific action, in each case at the specific written request of Parent; (e) the announcement or pendency of any of the transactions contemplated by this Agreement; (f) natural disasters, other similar force majeure events or regional, national or international calamity, or the continuation or worsening of the COVID-19 pandemic, or (g) any failure to meet financial projections, estimates or forecasts for any period (provided, that the underlying cause of such failure may, to the extent applicable, be taken into account); provided, however, that any change and effect referred to in clause (a), (b), or (c) above, immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur only to the extent that such Effect has a disproportionate effect on the Company as compared to other participants in the industries in which the Company conducts its business.

“Company Officer’s Certificate” is defined in Section 2.2(b)(xv)(A).

“Company Option Holder” shall mean a holder of one or more Company Options.

“Company Options” shall mean all issued and outstanding options to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person, including, but not limited to, stock options granted under the Plan.

“Company Preferred Stock” shall mean, collectively, the Company Series A1 Preferred Stock, the Company Series A2 Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, and the Company Series D Preferred Stock.

“Company Products” shall mean all products and services produced, marketed, licensed, sold, distributed, performed, supported or maintained by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.

“Company Securities” shall mean, collectively, the Company Capital Stock, Company Options, and Company Warrants.

“Company Security Holders” shall mean the Company Stockholders, Company Option Holders, and Company Warrantholders.

“Company Series A1 Preferred Stock” shall mean the Series A1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A2 Preferred Stock” shall mean the Series A2 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.001 per share, of the Company.

“Company Series C Preferred Stock” shall mean the Series C Preferred Stock, par value $0.001 per share, of the Company.

“Company Series D Preferred Stock” shall mean the Series D Preferred Stock, par value $0.001 per share, of the Company.

“Company Stockholder Approval” is defined in the Recitals.

“Company Stockholder Consent” is defined in the Recitals.

“Company Stockholders” shall mean (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Voting Debt” is defined in Section 3.2(e).

“Company Warrantholder” is defined in Section 1.3(d)(i).

“Company Warrants” means a warrant issued by the Company for shares of Company Common Stock, which warrant is outstanding immediately prior to the Effective Time.

“Confidential Information” is defined in Section 6.3(a).

“Confidentiality Agreement” is defined in Section 6.3(a).

“Continuing Employee” means each Employee who remains or becomes an employee of the Surviving Corporation or becomes an employee of Parent or any of its subsidiaries immediately following the Effective Time.

“Contract” shall mean any contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or license.

“Delaware Law” shall mean the General Corporation Law of the State of Delaware.

“Dispute Statement” is defined in Section 1.4(c).

“Dissenting Shares” is defined in Section 1.3(b)(ix).

“Effective Time” is defined in Section 1.1(a).

“Electronic Company Stock Certificate” is defined in Section 2.3(d)(ii).

“Employee” shall mean any current or former employee, consultant, independent contractor, advisor or director of the Company or any Subsidiary.

“Employee Company Option” shall mean any Company Option granted to the Company Option Holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee of the Company (or a Subsidiary or other Affiliate of the Company) for applicable employment Tax purposes.

“Encumbrance” shall mean, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” is defined in Section 7.1(b).

“Engagement Letter” is defined in Section 9.1(f).

“Environmental, Health and Safety Requirements” shall mean all applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” shall mean, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any Indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any other Person under common control with the Company that, together with the Company, is deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Agent” shall mean such financial institution as the parties may mutually agree on.

“Estimated Closing Cash” is defined in Section 1.4(a).

“Estimated Closing Statement” is defined in Section 1.4(a).

“Estimated Closing Working Capital” is defined in Section 1.4(a).

“Estimated Closing Working Capital Adjustment” is defined in Section 1.4(a).

“Exchange Documents” is defined in Section 2.3(d)(ii).

“Expense Cash” shall mean an amount equal to $150,000.

“Expense Fund” is defined in Section 9.1(c)(i).

“Expiration Date” is defined in Section 8.1(a).

“Financial Statements” is defined in Section 3.4(a).

“Fraud” shall mean fraud (including the element of scienter), but not constructive or equitable fraud by negligent or innocent misrepresentation, in the making of the representations, warranties and covenants contained in this Agreement, in each case as defined under applicable law.

“Fundamental Representations” shall mean those representations and warranties set forth in Section 3.1 (Organization and Authorization of the Company and its Subsidiaries), Section 3.2 (Capitalization of the Company), and Section 3.27 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Entity” shall mean any court, tribunal, or arbitral or judicial body (including any grand jury), administrative agency or commission or other federal, state, county, local or other foreign governmental, legislative, administrative, or quasi-governmental authority, instrumentality, agency or commission.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean, without duplication: (i) all Liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments, and all Liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all Liabilities of such Person for the deferred purchase price of assets, property, securities or services (including all earn-out payments, seller notes, post-closing true-up obligations and other similar payments (whether contingent or otherwise)), which are required to be classified and accounted for under GAAP as Liabilities (other than deferred rent); (iii) all Liabilities of such Person in respect of any lease classified as a finance lease as determined in accordance with the Accounting Principles (but excluding operating leases); (iv) all obligations under surety bonds and performance bonds; (v) all obligations under any interest rate, currency, or other derivative, hedging, swap, or similar instrument; (vi) all unpaid severance obligations (including the employer portion of any applicable payroll taxes); (vii) any declared but unpaid dividends; (viii) Liabilities listed on Schedule F; (ix) all Liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i) through (viii) above to the extent of the obligation secured; (x) all accrued interest, fees, expenses and prepayment penalties on the items described in clauses (i) through (viii) above, and (xi) all guarantees by such Person of any Liabilities of a third party of a nature similar to the types of Liabilities described in clauses (i) through (x) above, to the extent of the obligation guaranteed.

“Indemnification Claim Notice” is defined in Section 8.4(a).

“Indemnification Claim Objection Notice” is defined in Section 8.4(b).

“Indemnified Parties” is defined in Section 8.2(a).

“Indemnity Escrow Amount” shall mean an amount equal to $12,833,333.

“Indemnity Escrow Period” is defined in Section 2.3(b)(iii)(C).

“Independent Accountant” is defined in Section 6.12(h).

“Invoice” is defined in Section 2.2(b)(xii).

“IRS” shall mean the United States Internal Revenue Service.

“Key Employees” shall mean the Employees listed as the “Key Employees” on Schedule B.

“Key Employee Employment Agreement” is defined in the Recitals.

“Law” shall mean any applicable U.S. or non-U.S. supranational, international, federal, state, local or other constitution, Law, statute, ordinance, rule, regulation, directive, published administrative position, policy or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Letter of Transmittal” is defined in Section 2.3(d)(i).

“Liabilities” (and, with correlative meaning, “Liability”) shall mean all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under applicable Law or any Action or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Loss” and “Losses” shall mean any debts, obligations and other Liabilities (whether absolute or contingent, liquidated or unliquidated, due or to become due, accrued or not accrued), losses, damages, Taxes, deficiencies, judgments, assessments, fines, fees, penalties, expenses (including amounts paid in settlement, interest, court costs, reasonable costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors, consultants and other experts, and other expenses of litigation, and any and all damages payable to third parties; provided, that notwithstanding anything contained in this Agreement or the Related Agreements to the contrary, “Losses” shall not include any exemplary, punitive, consequential, incidental, indirect or special damages, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity or damages determined as a multiple of income, revenue or the like (except to the extent paid or payable by an Indemnified Party to a third party in connection with a Third Party Claim).

“made available” shall mean that the Company has posted such materials to the virtual data room for “Project Sunshine” managed by the Company at https:// www4.idealsvdr.com and made available to Parent and its representatives during the negotiation of this Agreement (the “Data Room”), but only if so posted and made available in the folder directly related to such document’s subject matter (or as otherwise as is reasonably applicable), on or prior to the date that is two (2) Business Days prior to the Agreement Date.

“Material Contract” is defined in Section 3.10.

“Merger” is defined in the Recitals.

“Merger Consideration” shall mean all cash amounts payable to Company Security Holders (upon the terms set forth in Section 1.3 and throughout this Agreement (including the escrow provisions set forth in Article VIII)).

“Merger Sub” is defined in the Preamble.

“New Litigation Claim” is defined in Section 6.6.

“Non-Employee Company Option” shall mean each Company Option that is not an Employee Company Option.

“Non-Employee Company Option Holder” shall mean each holder of a Non-Employee Company Option.

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Parachute Payment Waiver” is defined in Section 2.2(b)(vi).

“Parent” is defined in the Preamble.

“Parent Common Stock” shall mean the Class A common stock, par value $0.0001 per share, of Parent.

“Parent Stock Plan” means the Danimer Scientific, Inc. 2020 Long-Term Incentive Plan.

“Parent Prepared Returns” is defined in Section 6.12(b).

“Payment Agent” shall mean Continental Stock Transfer & Trust Company or another Person selected by Parent.

“Payoff Letter” is defined in Section 2.2(b)(xii).

“Per Share Common Consideration” shall mean an amount in cash equal to (a) the Total Merger Consideration, plus the Aggregate Exercise Price Amount, minus the Aggregate Liquidation Preference, divided by (b) the Total Outstanding Securities.

“Per Share Series A1 Consideration” shall mean an amount in cash equal to $0.7667, plus all accrued or declared but unpaid dividends as of immediately prior to the Effective Time on a share of Company Series A1 Preferred Stock, plus the amount equal to (a) the number of shares of Company Common Stock for each share of Company Series A1 Preferred Stock on an as-converted to Company Common Stock basis pursuant to the Charter Documents, multiplied by (b) the Per Share Common Consideration.

“Per Share Series A2 Consideration” shall mean an amount in cash equal to $0.83019, plus all accrued or declared but unpaid dividends as of immediately prior to the Effective Time on a share of Company Series A2 Preferred Stock, plus the amount equal to (a) the number of shares of Company Common Stock for each share of Company Series A2 Preferred Stock on an as-converted to Company Common Stock basis pursuant to the Charter Documents, multiplied by (b) the Per Share Common Consideration.

“Per Share Series B Consideration” shall mean an amount in cash equal to $0.5943, plus all accrued or declared but unpaid dividends as of immediately prior to the Effective Time on a share of Company Series B Preferred Stock, plus the amount equal to (a) the number of shares of Company Common Stock for each share of Company Series B Preferred Stock on an as-converted to Company Common Stock basis pursuant to the Charter Documents, multiplied by (b) the Per Share Common Consideration.

“Per Share Series C Consideration” shall mean an amount in cash equal to the greater of $2.17466, or the Per Share Common Consideration, plus all accrued or declared but unpaid dividends as of immediately prior to the Effective Time on a share of Company Series C Preferred Stock.

“Per Share Series D Consideration” shall mean an amount in cash equal to $1.63, plus all accrued or declared but unpaid dividends as of immediately prior to the Effective Time on a share of Company Series D Preferred Stock, plus the amount equal to (a) the number of shares of Company Common Stock for each share of Company Series D Preferred Stock on an as-converted to Company Common Stock basis pursuant to the Charter Documents, multiplied by (b) the Per Share Common Consideration.

“Permitted Encumbrances” shall mean: (i) statutory liens for Taxes (x) not yet due and payable or (y) being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the Interim Balance Sheet in accordance with the Accounting Principles, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of applicable Law to secure payments of customs duties in connection with the importation of goods, (vi) non-exclusive licenses of Company Intellectual Property by the Company in the ordinary course of business consistent with past practice, and (vii) contractual restrictions on licenses to any and all Intellectual Property owned by a third party contained in the applicable written license agreement therefor.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Plan” shall mean each of the 2007 Plan and the 2009 Plan.

“Post-Closing General Statement” is defined in Section 1.4(b).

“Post-Closing Payroll Taxes” shall mean Transaction Payroll Taxes to the extent such Taxes relate to any release of the escrow funds in respect of Employees.

“Post-Closing Statements” is defined in Section 1.4(b).

“Post-Closing WC Statement” is defined in Section 1.4(b).

“Pre-Closing Tax Period” shall mean any Taxable period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Tax Period ending on and including the Closing Date.

“Pre-Closing Taxes” shall mean any and all Taxes (i) of the Company for any Pre-Closing Tax Period, including any Taxes that are not yet due and payable (except in connection with any prepaid amounts or deferred revenue), (ii) of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law or regulation, (iii) of any Person (other than the Company) imposed on the Company and as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, (iv) that represent the Company Security Holders’ share of Transfer Taxes pursuant to Section 6.12(c), and (v) any Closing Payroll Taxes. For this purpose, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the Taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the Taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.

“Pre-Closing WC Statement” is defined in Section 1.4(a).

“Pro Rata Portion” shall mean, with respect to each Company Indemnitor, the quotient obtained by dividing (a) the number of shares of Company Capital Stock held by such Company Indemnitor as of the Effective Time (on an as-converted to Company Common Stock basis), by (b) the Total Outstanding Shares.

“Related Agreements” shall mean the Support Agreements, the Escrow Agreement, the Key Employee Employment Agreements and all other agreements and certificates entered into by the Company or any of the Company Security Holders in connection with the transactions contemplated herein.

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Resolution Period” is defined in Section 1.4(d).

“Restricted Cash” any cash that is otherwise not freely usable by the Company as of the Closing because it is subject to express contractual restrictions or limitations on use or distribution by Law, Contract or otherwise, including, but not limited to, cash held in non-U.S. bank accounts.

“Review Period” is defined in Section 1.4(c).

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 280G Payments” is defined in Section 6.14.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Stockholder Notice” is defined in Section 6.1(b).

“Stockholders’ Representative” is defined in the Preamble.

“Straddle Tax Period” shall mean any Taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” shall mean any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than fifty percent (50%) of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Support Agreements” means collectively, the support agreements entered into as of the Agreement Date by the Company Stockholders set forth on Schedule C and Parent, in the form attached hereto as Exhibit B, pursuant to which each such Company Stockholder has irrevocably agreed to, among other things, execute a written consent in favor of approving and adopting this Agreement.

“Surviving Corporation” is defined in Section 1.1(a).

“Target Working Capital Amount” means negative $212,000.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean (i) any federal, state, local or non-U.S. net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, escheat or unclaimed property taxes (whether or not considered a tax under applicable Law), custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Representation” means any representation or warranty in Section 3.15.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any amendment thereof or attachment thereto.

“Third Party Claim” is defined in Section 8.5.

“Third Party Expenses” shall mean all fees and expenses, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (including holders of Company Capital Stock, Company Warrants and Company Options) incurred by or on behalf of the Company in connection with the negotiation, consummation and/or effectuation of the terms and conditions of this Agreement and the Transactions, including, without limitation, (i) any payments made or anticipated to be made by the Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the Merger, (ii) any bonus, retention, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Transactions, but excluding any payments with “double-trigger” provisions that are incurred following the Closing as a result of any action by Parent or its Affiliates (including the Surviving Corporation) following the Closing) of the Company that become due and payable in connection with the consummation of the Transactions; (iii) any Liability of the Company under deferred compensation plans, phantom equity plans, severance or bonus plans, or similar arrangements made payable in whole or in part as a result of the Transactions; (iv) the cost of the Company D&O Tail Policy; (v) Closing Payroll Taxes, except to the extent the inclusion of such Taxes in Closing Working Capital actually reduces the Total Merger Consideration, and (vi) to the extent such amount has been paid by Parent on behalf of the Company, fifty percent (50%) of the filing fees associated with the HSR Act filing for which the Company is liable pursuant to Section 6.4(b).

“Threshold Amount” is defined in Section 8.3(a).

“Total Merger Consideration” shall mean an amount in cash equal to (i) $152,000,000, plus (ii) the Closing Cash, minus (iii) Closing Indebtedness, minus (iv) Closing Third Party Expenses, minus (v) the absolute value of the amount, if any, by which Closing Working Capital is less than the Target Working Capital Amount, and plus (vi) the absolute value of the amount, if any, by which the Closing Working Capital is greater than the Target Working Capital Amount.

“Total Outstanding Securities” shall mean (without duplication), (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, but excluding all Cancelled Shares, plus (ii) the aggregate number of shares of Company Series A1 Preferred Stock, Company Series A2 Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, and Company Series D Preferred Stock, in each case as issued and outstanding immediately prior to the Effective Time, and on an as-converted to Company Common Stock basis, plus (iii) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise of all Vested Company Options (excluding Vested Company Options that are not “in-the-money”) issued and outstanding immediately prior to the Effective Time, plus (iv) the maximum aggregate number of shares of Company Capital Stock issuable upon full exercise of all Company Warrants (excluding Out-of-the-Money Warrants) issued and outstanding immediately prior to the Effective Time, and on an as-converted to Company Common Stock basis.

“Total Outstanding Shares” shall mean (without duplication) the (i) aggregate number of shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time, on an as converted to Company Common Stock basis, plus (ii) the aggregate number of shares of Company Common Stock, that are issuable upon full exercise, exchange or conversion of all Vested Company Options (after giving effect to the Transactions contemplated hereunder) that are issued and outstanding immediately prior to the Effective Time, plus (iii) the aggregate number of shares of Company Capital Stock, that are issuable upon full exercise, exchange or conversion of all Company Warrants (after giving effect to the Transactions contemplated hereunder) that are issued and outstanding immediately prior to the Effective Time.

“Transaction Payroll Taxes” shall mean the employer portion of payroll or employment Taxes incurred in connection with any pre-Closing bonuses, cashouts of Company Options, exercises of Company Options or cash converted awards or other compensatory payments made in connection with the Transactions, payable by the Company.

“Transactions” is defined in the Recitals.

“Transfer Taxes” is defined in Section 6.12(c).

“Unvested Company Option” shall mean any Company Option (or portion thereof) that is unvested immediately prior to the Effective Time and does not vest as a result of the occurrence of the Merger at the Effective Time.

“Vested Company Option” shall mean any Company Option (or portion thereof) that is vested and outstanding immediately prior to the Effective Time, after taking into account any Company Option (or portion thereof) that, as a result of the Merger, will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions.

“Vested Company Option Cash Out Amount” is defined in Section 1.3(c)(i).

“WARN Act” shall mean Worker Adjustment Retraining Notification Act of 1988, as amended.